[redacted]

08003640

Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-62227
Email: trudy_curran@cos-trust.com

June 27, 2008

VIA COURIER

SEC Mail Processing Section
JUL 03 2008
Washington, DC
106

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Press Release dated April 28, 2008 regarding Canadian Oil Sands filing for first quarter results and quarterly distribution of $1.00 per Trust unit;
2. Report of Voting Results, National Instrument 51-102 Continuous Disclosure Obligations Section 11.3;
3. Canadian Oil Sands Trust's Consolidated Interest Coverage Ratio for the Twelve Months ended March 31, 2008;
4. Canadian Oil Sands Trust's Consolidated Statements of Income and Comprehensive Income for the period ending March 31, 2008;
5. Selected financial results of Canadian Oil Sands Trust for the period ending March 31, 2008;
6. Interim MD&A and unaudited consolidated financial statements fo Canadian Oil Sands Trust for the period ended March 31, 2008;
7. Canadian Oil Sands Trust's Form 52-109FT2 – Certification of Interim Filings for the interim period ending March 31, 2008 executed by the President & Chief Executive Officer dated April 28, 2008; and
8. Canadian Oil Sands Trust's Form 52-109FT2 – Certification of Interim Filings for the interim period ending March 31, 2008 executed by the Chief Financial Officer dated April 28, 2008.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

PROCESSED
JUL 08 2008
THOMSON REUTERS

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/ism
Enclosures

Canadian Oil Sands

first quarter report 1

Canadian Oil Sands Trust announces 2008 first quarter results and a quarterly distribution increase to $1.00 per Trust unit

All financial figures are unaudited and in Canadian dollars unless otherwise noted.

TSX - COS.UN

Calgary, Alberta (April 28, 2008) – Canadian Oil Sands Trust ("Canadian Oil Sands", the "Trust" or "we") today announced first quarter 2008 results and a 33 per cent increase in the Trust's quarterly distribution to $1.00 per Trust unit ("Unit") for Unitholders of record on May 16, 2008, payable on May 30, 2008. First quarter 2008 cash from operating activities more than doubled to $441 million ($0.92 per Unit), compared to the first quarter of 2007. Net income in the first quarter of 2008 increased to $298 million ($0.62 per Unit) from $262 million ($0.55 per Unit) last year.

The increase in both cash from operating activities and net income is largely attributable to a 46 per cent increase in the net realized selling price for our Synthetic crude oil during the first quarter of 2008 compared with the same period of 2007. Daily average sales volumes declined about nine per cent quarter-over-quarter, averaging about 99,200 barrels per day in 2008. Also reducing the positive contribution of higher crude oil prices were increases in operating costs and Crown royalties in the first quarter of 2008 over the same period of 2007.

"We have further increased our distribution, reflecting higher crude oil prices, lower capital spending between our expansion projects and our objective to recalibrate our capital structure," said Marcel Coutu, President and Chief Executive Officer. "Over time, we also expect to benefit from production increasing to Stage 3 design capacity, notwithstanding the operational challenges of this past quarter and the heavy maintenance schedule this year. Canadian Oil Sands is well positioned with our distributions until trust taxation becomes effective in 2011; however, our Unitholders must now appreciate that with our unhedged production, our cash from operating activities is very sensitive to oil prices, increasing the potential variability of distributions going forward."

During the first quarter of 2008, Syncrude operations were negatively impacted by a weather-related outage and lower than anticipated production following the outage. As well, reliability challenges in bitumen production limited feed to the upgrader. Reflecting the loss of production volumes in the first quarter and moderated expectations for the remainder of the year, Canadian Oil Sands reduced its

Outlook for annual Syncrude production to 108 million barrels with a range of 105 to 112 million barrels (net to the Trust, equivalent to 40 million barrels with a range of 39 to 41 million barrels). More information on the Trust's Outlook is provided in the MD&A section of its first quarter report and the April 28, 2008 guidance document, which is available on the Trust's web site at www.cos-trust.com under "investor information".

Effective April 28, 2008 Ms. Susan Evans will retire from Canadian Oil Sands' board of directors. Ms. Evans has demonstrated dedication and leadership in the governance of the Trust over her 12 year tenure as a board member, being one of the original board members of Athabasca Oil Sands Trust (the predecessor of today's Trust). Her contribution and commitment to the Trust is deeply appreciated and will be missed by the board and management of Canadian Oil Sands.

Canadian Oil Sands Trust's Annual and Special Meeting of Unitholders will be held on April 28, 2008 at 2:30 p.m. Mountain Standard Time in The Metropolitan Conference Centre, The Grand Lecture Theatre, 333 Fourth Avenue SW, Calgary, Alberta. A live audio Web cast of the meeting will be available on our Web site at http://www.cos-trust.com/investor/invPresent.aspx. An archive of the Web cast will be available approximately one hour following the meeting.

CANADIAN OIL SANDS TRUST
Highlights

(millions of Canadian dollars, except Trust unit and volume amounts)	Three Months Ended March 31			
		2008		2007
Net Income	$	298	$	262
Per Trust unit- Basic	$	0.62	$	0.55
Per Trust unit- Diluted	$	0.62	$	0.54
Cash from Operating Activities	$	441	$	202
Per Trust unit	$	0.92	$	0.42
Unitholder Distributions	$	360	$	144
Per Trust unit	$	0.75	$	0.30
Sales Volumes [1]				
Total (MMbbls)		9.0		9.8
Daily average (bbls)		99,181		108,981
Operating Costs per barrel	$	35.93	$	23.56
Net Realized SCO Selling Price per barrel				
Realized SCO selling price before hedging	$	100.31	$	68.47
Currency hedging gains		0.10		0.22
Net realized SCO selling price	$	100.41	$	68.69
West Texas Intermediate (average $US per barrel) [2]	$	97.82	$	58.23

[1] The Trust's sales volumes differ from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes, and are net of purchased crude oil volumes.

[2] Pricing obtained from Bloomberg.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") was prepared as of April 28, 2008 and should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the three months ended March 31, 2008 and March 31, 2007, as well as the audited consolidated financial statements and MD&A of the Trust for the year ended December 31, 2007.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the expected tax rate by the federal government on the Trust in 2011; the expected structure to be assumed given the Federal government's tax changes effective in 2011; the expected timeframe that current tax pools will allow Canadian Oil Sands to shelter income post-2010; the plan to move to fuller payout of cash from operating activities; the belief that distributions will exceed net income at times over the next several years; expectations regarding future distribution levels; the cost estimate for the SER project and the expectation that the SER project will significantly reduce total sulphur dioxide and other emissions; the expected impact on the Trust from announced changes by the Alberta government regarding its royalty regime; any expectations regarding the enforceability of legal rights; the expected impact of any current and future environmental legislation or changes to the Crown royalties regime; the expectation that there will not be any material funding increases relative to Syncrude's future reclamation costs or pension funding for the next several years; the belief that the Trust will not be restricted by its net debt to total capitalization financial covenant; the expectation that no crude oil hedges will be entered into in the future; the expected realized selling price, which includes the anticipated differential to WTI, to be received in 2008 for Canadian Oil Sands' product; the potential amount payable in respect of any future income tax liability; the plans regarding future expansions of the Syncrude project and in particular all plans regarding Stage 4 development; the level of energy consumption in 2008 and beyond; capital expenditures for 2008; and the anticipated cost and completion date for the SER project; the level of natural gas consumption in 2008 and beyond; the expected price for crude oil and natural gas in 2008; the expected production, revenues and operating costs for 2008; and the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash from operating activities and net income. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the impacts of regulatory changes especially as such relate to royalties, taxation, and environmental charges; the impact of technology on operations and processes and how new complex technology may not perform as expected, labour shortages and the productivity achieved from labour in the Fort McMurray area, the supply and demand metrics for oil and natural gas, the impact that pipeline capacity and refinery demand have on prices for our products, the variances of stock market activities generally, normal risks associated with litigation, general economic, business and market conditions, regulatory changes, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. No assurance can be given that the final legislation implementing the federal tax changes regarding income trusts will not be further changed in a manner which adversely affects the Trust and its Unitholders. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF SYNCRUDE OPERATIONS

During the first quarter of 2008, crude oil production from the Syncrude Joint Venture ("Syncrude") totalled 24.3 million barrels, or an average of about 266,800 barrels per day, compared with 26.6 million barrels, or approximately 296,000 barrels per day, during the same period of 2007. Net to the Trust, production totalled 8.9 million barrels in the first quarter of 2008 based on our 36.74 per cent working interest compared with 9.8 million barrels in 2007.

Production during the first quarter of 2008 was about five million barrels less than the 29 million barrels anticipated for the quarter in the outlook Canadian Oil Sands provided on January 30, 2008. Production was halted for a few days following disruption of several operating units, primarily due to extremely cold weather conditions early in the quarter. Syncrude's efforts over the remainder of the quarter were focused on re-establishing normal operations with volumes recovering only gradually over the period. Bitumen production and extraction also were constrained by the cold weather, unplanned outages and maintenance activity. In comparison, first quarter 2007 production was reduced by unplanned maintenance on Coker 8-2 and constrained production rates from Coker 8-3.

Operating costs increased to $35.93 per barrel in the first quarter of 2008, up $12.37 per barrel from the same quarter last year (see the "Operating costs" section of this MD&A for further discussion).

Syncrude's facilities have the design capability to produce approximately 375,000 barrels per day when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. This daily production capacity is referred to as "barrels per stream day". However, under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of operational and mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily design productive capacity of Syncrude's facilities is approximately 350,000 barrels per day on average and is referred to as "barrels per calendar day". All references to Syncrude's productive capacity in this report refer to barrels per calendar day, unless stated otherwise.

The Trust's production volumes differ from its sales volumes due to changes in inventory, which are primarily in-transit pipeline volumes. These in-transit volumes vary with current production. The impact of Syncrude's 2008 operations on Canadian Oil Sands' financial results is more fully discussed later in this MD&A.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust Unit and volume amounts)	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2
Revenues [1]	$ 907	$ 950	$ 936	$ 690	$ 674	$ 646	$ 689	$ 624
Net income (loss)	$ 298	$ 515	$ 361	$ (395)	$ 262	$ 128	$ 278	$ 337
Per Trust Unit, Basic	$ 0.62	$ 1.07	$ 0.75	$ (0.82)	$ 0.55	$ 0.27	$ 0.60	$ 0.72
Per Trust Unit, Diluted	$ 0.62	$ 1.07	$ 0.75	$ (0.82)	$ 0.54	$ 0.27	$ 0.59	$ 0.72
Cash from operating activities	$ 441	$ 367	$ 484	$ 324	$ 202	$ 412	$ 334	$ 209
Per Trust Unit	$ 0.92	$ 0.77	$ 1.01	$ 0.68	$ 0.42	$ 0.88	$ 0.72	$ 0.45
Unitholder distributions	$ 360	$ 264	$ 192	$ 191	$ 144	$ 140	$ 140	$ 139
Per Trust Unit	$ 0.75	$ 0.55	$ 0.40	$ 0.40	$ 0.30	$ 0.30	$ 0.30	$ 0.30
Daily average sales volumes (bbls)	99,181	116,368	124,904	98,720	108,981	110,185	95,438	86,394
Net realized SCO selling price ($/bbl) [2]	$ 100.41	$ 88.73	$ 81.48	$ 76.81	$ 68.69	$ 63.71	$ 78.43	$ 79.35
Operating costs ($/bbl)	$ 35.93	$ 27.38	$ 20.84	$ 30.13	$ 23.56	$ 23.60	$ 19.68	$ 28.48
Purchased natural gas price ($/GJ)	$ 7.30	$ 5.84	$ 4.99	$ 6.78	$ 6.99	$ 6.51	$ 5.42	$ 5.72
West Texas Intermediate (avg. US$/bbl) [3]	$ 97.82	$ 90.50	$ 75.15	$ 65.02	$ 58.23	$ 60.16	$ 70.60	$ 70.72
Foreign exchange rates (US$/Cdn$):								
Average	$ 1.00	$ 1.02	$ 0.96	$ 0.91	$ 0.85	$ 0.88	$ 0.89	$ 0.89
Quarter- end	$ 0.97	$ 1.01	$ 1.00	$ 0.94	$ 0.87	$ 0.86	$ 0.90	$ 0.90

[1] Revenues after crude oil purchases and transportation expense.
[2] Net realized SCO selling price after foreign currency hedging.
[3] Pricing obtained from Bloomberg.

The following significant changes have occurred over the last eight quarters that have impacted the Trust's financial results:

- The substantive enactment in June 2007 of *Bill C-52 Budget Implementation Act, 2007* ("Bill C-52" or "trust taxation") resulted in the recording of a future income tax expense of $701 million in the second quarter of 2007. In addition, corporate tax rate reductions enacted in the fourth and second quarters of 2007 and in the second quarter of 2006 resulted in future income tax recoveries of $153 million, $38 million and $29 million in each quarter, respectively. Future income tax is a non-cash item with no impact on the Trust's cash from operating activities.
- Syncrude's Stage 3 expansion came on-line at the end of August 2006, increasing Syncrude's productive capacity by approximately 100,000 barrels per day with a corresponding pro-rata impact on the Trust's revenues, operating costs, and depletion, depreciation and accretion ("DD&A") expense.
- In 2007, the Trust's financial results reflect a 36.74 per cent working interest in Syncrude, which represents its increased ownership following the acquisition of Talisman Energy Inc.'s ("Talisman") 1.25 per cent working interest on January 2, 2007. Information presented for 2006 is based on the Trust's previous ownership of 35.49 per cent.
- U.S. to Canadian dollar exchange rate fluctuations over the last eight quarters have impacted commodity pricing and have resulted in significant unrealized foreign exchange gains and losses on a quarterly basis on the revaluation of U.S. dollar denominated debt. The unrealized foreign exchange gains and losses are non-cash items with no impact on the Trust's cash from operating activities.

- U.S. dollar West Texas Intermediate ("WTI") prices, which our sales are priced relative to, have increased significantly over the last five quarters, reaching a high of approximately $110 per barrel during the first quarter of 2008.

Quarterly variances in revenues, net income, and cash from operating activities are caused mainly by fluctuations in crude oil prices, production and sales volumes, operating costs and natural gas prices. Net income is also impacted by non-cash foreign exchange gains and losses caused by fluctuations in foreign exchange rates on our U.S. dollar denominated debt and by future income tax changes. A large proportion of operating costs are fixed and, as such, per barrel operating costs are highly variable to production volumes. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Maintenance and turnaround activities are typically scheduled to avoid the winter months; however, the exact timing of unit shutdowns cannot be precisely scheduled, and unplanned outages may occur. Accordingly, production levels may not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

REVIEW OF FINANCIAL RESULTS

In the first quarter of 2008, net income of $298 million, or $0.62 per Trust unit ("Unit"), exceeded net income of $262 million, or $0.55 per Unit, recorded in the comparable quarter in 2007, primarily as a result of higher revenues offset by increases in operating costs, Crown royalties, and DD&A expenses. Revenues net of crude oil purchases and transportation expense totalled $907 million, an increase of $233 million, in the first quarter of 2008 relative to the first quarter of 2007. Operating costs increased to $324 million from $231 million in the first quarter of 2007 as a result of additional mining material moved in the quarter, a higher Syncrude cost structure, and costs associated with the weather-related outage and resumption of Syncrude operations during the quarter. Additional information on revenues, operating costs, Crown royalties and DD&A expenses is provided later in this MD&A.

Cash from operating activities increased by $239 million quarter-over-quarter and totalled $441 million in the first quarter of 2008. Excluding the non-cash impacts of unrealized foreign exchange gains and losses, DD&A expense and future income tax recoveries, cash from operating activities was affected by the same variables that impacted net income, as described above. In addition, in the first quarter of 2008, non-cash operating working capital increased cash from operating activities by $26 million, primarily as a result of higher accounts payable relative to December 31, 2007. In the first quarter of 2007, non-cash

working capital requirements reduced cash from operating activities by $94 million, primarily as a result of higher accounts receivable at March 31, 2007 relative to December 31, 2006.

Given the nature of the oil and gas industry whereby accounts receivable from customers are typically settled in the following month, working capital can fluctuate significantly as a result of: volume and price changes relative to each period end; inventory can fluctuate on a month-to-month basis depending on the timing of product shipments and deliveries; and changes in Canadian Oil Sands' accounts payable balance, which can reflect the timing of significant accruals and payments, such as Crown royalties, operating costs, and interest payments on long-term debt.

Net Income per Barrel

	Three Months Ended March 31		
($ per bbl)	2008	2007	Variance
Revenues after crude oil purchases and transportation expense	100.49	68.69	31.80
Operating costs	(35.93)	(23.56)	(12.37)
Crown royalties	(14.57)	(9.58)	(4.99)
Netback	49.99	35.55	14.44
Non-production costs	(1.87)	(1.78)	(0.09)
Administration and insurance	(0.73)	(0.65)	(0.08)
Interest, net	(1.83)	(2.48)	0.65
Depletion, depreciation and accretion	(11.33)	(8.49)	(2.84)
Foreign exchange gain (loss)	(2.83)	0.79	(3.62)
Future income tax recovery and other	1.55	3.74	(2.19)
	(17.04)	(8.87)	(8.17)
Net income per barrel	32.95	26.68	6.27
Sales volumes (MMbbls)	9.0	9.8	(0.8)

Non-GAAP Financial Measures

In this MD&A we refer to the Canadian generally accepted accounting principles ("GAAP") measure of cash from operating activities, which is derived from our Consolidated Statements of Cash Flows. We also refer to the Trust's cash from operating activities on a per Unit basis, which does not have any standardized meaning under Canadian GAAP. Cash from operating activities per Unit is derived from cash from operating activities reported on the Trust's Consolidated Statements of Cash Flows divided by the weighted-average number of Units outstanding in the period, as used in the Trust's net income per Unit calculations. Cash from operating activities on a per Unit basis reflects the Trust's capacity to fund distributions, capital expenditures, and other investing activities without incremental financing. The Trust also refers to various per barrel figures, such as net realized selling prices, operating costs and Crown royalties, which also are considered non-GAAP measures, but provide meaningful information on the operational performance of the Trust. We derive per barrel figures by dividing the relevant revenue or cost figure by our sales net of purchased crude oil volumes in a period. Cash from operating activities per

Unit and per barrel figures may not be directly comparable to similar measures presented by other companies or trusts.

Revenues after Crude Oil Purchases and Transportation Expense

($ millions)	Three Months Ended March 31 2008	2007	Variance
Sales revenue [1]	$ 1,025	$ 781	$ 244
Crude oil purchases	(109)	(99)	(10)
Transportation expense	(10)	(10)	-
	906	672	234
Currency hedging gains [1]	1	2	(1)
	$ 907	$ 674	$ 233
Sales volumes (MMbbls) [2]	9.0	9.8	(0.8)

[1] *The sum of sales revenue and currency hedging gains equals Revenues on the Trust's Consolidated Statements of Income and Comprehensive Income. Sales revenue includes revenue from the sale of purchased crude oil and sulphur revenue.*

[2] *Sales volumes, net of purchased crude oil volumes.*

($ per barrel)	2008	2007	Variance
Realized SCO selling price before hedging [3]	$ 100.31	$ 68.47	$ 31.84
Currency hedging gains	0.10	0.22	(0.12)
Net realized SCO selling price	$ 100.41	$ 68.69	$ 31.72

[3] *SCO sales revenue after crude oil purchases and transportation expense divided by sales volumes, net of purchased crude oil volumes.*

Sales revenue after crude oil purchases and transportation expense in the first quarter of 2008 primarily reflects a significantly higher realized selling price for our synthetic crude oil ("SCO") relative to the same period in 2007 offset by a decline in sales volumes in the first quarter of 2008 relative to 2007.

Our average realized SCO selling price before currency hedging of $100.31 per barrel in the first quarter of 2008 was $31.84 per barrel higher than the comparable period in 2007. WTI prices, which our SCO pricing has historically followed, averaged US$97.82 per barrel in the first quarter of 2008, an increase of 68 per cent, or US$39.59 per barrel, compared to the same quarter of 2007. The increase in WTI was tempered by a stronger Canadian dollar, which averaged $1.00 US/Cdn in the first quarter of 2008 compared to $0.85 US/Cdn in the first quarter of 2007.

Also contributing to the higher realized SCO selling price quarter-over-quarter was a $1.80 per barrel improvement in our pricing differential relative to Canadian dollar WTI (the "differential"). In the first quarter of 2008, our SCO realized a weighted-average premium of $1.72 per barrel compared to the average Canadian dollar WTI price versus a discount of $0.08 per barrel in the same period in 2007. We believe that the improvement in the 2008 first quarter differential relative to the same period in 2007 was due to a tighter supply/demand balance as a result of continuing operational issues and turnarounds

experienced during 2008 by various synthetic crude oil producers, including Syncrude. The shift in differentials from discounts to premiums can happen quickly depending on the short-term supply/demand dynamics in the marketplace and pipeline availability for transporting the crude oil.

The Trust's sales volumes for the first quarter of 2008 averaged about 99,200 barrels per day versus an average of 109,000 barrels per day in the first quarter of 2007. Sales volumes in the first quarter of 2008 were reduced by the suspension and gradual recovery of Syncrude production, as well as challenges in the reliability of bitumen production and extraction.

Operating costs

	Three Months Ended March 31			
	2008		2007	
	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO
Bitumen Costs [1]				
Bitumen production [2]	15.63		10.15	
Purchased energy [2,4]	3.34		2.72	
Purchased bitumen	1.33		-	
	20.30	24.35	12.87	15.39
Upgrading Costs [3]				
Bitumen processing and upgrading [2]		5.45		4.81
Turnaround and catalysts		0.64		1.02
Purchased energy [4]		3.95		2.87
		10.04		8.70
Other and research [2]		1.32		0.04
Change in treated and untreated inventory		0.19		(0.55)
Total Syncrude operating costs		35.90		23.58
Canadian Oil Sands adjustments [5]		0.03		(0.02)
Total operating costs		35.93		23.56

(thousands of barrels per day)	Bitumen	SCO	Bitumen	SCO
Syncrude production volumes [6]	320	267	354	296

[1] Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SCO based on the effective yield of SCO from the processing and upgrading of bitumen.

[2] Prior year information has been restated for comparative purposes to conform to a revised presentation of costs.

[3] Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SCO. It also includes the costs of major refining equipment turnarounds and catalyst replacement, all of which are expensed as incurred.

[4] Natural gas prices averaged $7.30/GJ and $6.99/GJ in the first quarter of 2008 and 2007, respectively.

[5] Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and the Trust reports based on sales volumes.

[6] Syncrude production volumes include purchased bitumen volumes.

($/bbl of SCO)	Three Months Ended March 31 2008	2007
Production costs	27.97	17.43
Purchased energy	7.96	6.13
Total operating costs	35.93	23.56

(GJs/bbl of SCO)		
Purchased energy consumption	1.09	0.88

In the first quarter of 2008, operating costs rose to $324 million, averaging $35.93 per barrel, an increase of $93 million, or $12.37 per barrel over the first quarter of 2007, primarily as a result of the following:

- Additional mining material and oil sands volumes were moved during the first quarter of 2008 versus 2007. As well, Syncrude increased its use of contractors supplementing its own material movement activities with contracted equipment and operators to increase exposed mineable ore and to meet operational requirements.
- Increased costs for contractors and salaries and wages of Syncrude staff as a result of inflationary pressures and contract settlements.
- Additional costs associated with resuming shipments at Syncrude following the disruption of operations early in the quarter.
- Higher energy usage on a per barrel basis as a result of operational difficulties.
- The purchase of incremental bitumen, which was used to support production during times of internal bitumen supply shortfalls.
- An increase in the value of Syncrude's long term incentive plan in 2008 versus 2007. A portion of Syncrude's long-term incentive plans is based on the market return performance of several Syncrude owners' shares/units, the market performance of which was stronger in the first quarter of 2008 relative to the same period in 2007.

On a per barrel basis, operating costs have also increased as a result of the reduced production during the first quarter of 2008 versus the first quarter of 2007. A significant portion of Syncrude's operating costs are fixed and as such, any change in production impacts per unit operating costs.

Non-production costs

Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as: commissioning costs, pre-feasibility engineering, technical and support services, research and development ("R&D"), and regulatory and stakeholder consultation expenditures. Accordingly, non-production costs can vary depending on the number of projects under way and the

status of the projects. Non-production costs were virtually unchanged totalling $17 million and $18 million in the first quarters of 2008 and 2007 respectively.

Crown Royalties

Under Alberta's current generic Oil Sands Royalty, the Crown royalty is calculated as the greater of one per cent of gross plant gate revenue before hedging, or 25 per cent of net revenues, calculated as gross plant gate revenue before hedging, less allowed Syncrude operating, non-production and capital costs. Crown royalties increased by $37 million to $131 million, or $14.57 per barrel, in the first quarter of 2008 from $94 million, or $9.58 per barrel, in the comparable 2007 quarter. The increase in royalties in the first quarter of 2008 versus the first quarter of 2007 was primarily due to increased revenues offset by higher operating costs. Potential changes to Crown royalty terms by the Alberta government are discussed later in this MD&A.

Interest, Net

	Three Months Ended March 31			
	2008		2007	
Interest expense on long-term debt	$	20	$	25
Interest income and other		(3)		(1)
Interest expense, net	$	17	$	24

The Trust's net interest expense recorded in the quarter ended March 31, 2008 decreased relative to the comparable period in 2007, due to reduced average net debt outstanding.

Depreciation, depletion and accretion expense

	Three Months Ended March 31			
($ millions)	2008		2007	
Depreciation and depletion expense	$	99	$	80
Accretion expense		3		2
	$	102	$	82

Depreciation and depletion ("D&D") expense for the first quarter of 2008 rose by $19 million compared to the same period of 2007, primarily as a result of a higher per barrel D&D rate somewhat offset by lower production volumes. In 2008 our D&D rate increased to $11.07 per barrel from approximately $8.30 per barrel in the prior year as a result of higher projected capital cost estimates provided for in the Trust's December 31, 2007 independent reserves report.

The Trust's December 31, 2007 reserve report is summarized in our Annual Information Form dated March 15, 2008 and can be found at www.sedar.com, or on our website at http://www.cos-trust.com/files/investor/pdf/2008/AIF- FINAL.pdf.

Foreign exchange loss (gain)

($ millions)	Three Months Ended March 31 2008		2007	
Unrealized foreign exchange loss (gain)	$	34	$	(11)
Realized foreign exchange loss (gain)		(8)		4
Total foreign exchange loss (gain)	$	26	$	(7)

Foreign exchange ("FX") gains/losses are primarily the result of revaluations of U.S. dollar denominated long-term debt caused by fluctuations in U.S. and Canadian dollar exchange rates. The resulting unrealized FX gains/losses impact net income but do not affect cash from operating activities as they are non-cash items. Other FX gains/losses are created through the revaluation of cash, accounts receivable and accounts payable balances denominated in U.S. dollars, which impact both net income and cash from operating activities as these gains/losses are considered realized. Realized FX gains/losses also result from repayment of U.S. dollar denominated balances, such as long-term debt, in which case the resulting FX impacts are included in financing activities on the Trust's Consolidated Statements of Cash Flows.

In the first quarter of 2008, Canadian Oil Sands' FX losses mainly related to the revaluation of our U.S. dollar denominated debt, resulting in an unrealized FX loss of $34 million. The FX loss was due to the weakening of the Canadian dollar relative to the U.S. dollar from $1.01 US/Cdn at December 31, 2007 to $0.97 US/Cdn on March 31, 2008. By comparison, the value of the Canadian dollar relative to the U.S. dollar strengthened to $0.87 US/Cdn on March 31, 2007 relative to $0.86 US/Cdn at December 31, 2006, resulting in an unrealized FX gain of $11 million in the first quarter of 2007.

Future Income Tax and other

Canadian Oil Sands' future income taxes on its Consolidated Balance Sheets represent the net difference between tax values and accounting values, referred to as temporary differences, tax-effected at substantively enacted tax rates expected to apply when the differences reverse. A $14 million future income tax recovery was recorded in the first quarter of 2008 and a $38 million future income tax recovery was recorded in the first quarter of 2007 on the reduction of temporary differences.

On February 26, 2008 the Minister of Finance announced the federal government's intention to adjust the tax rate on distributions from income and royalty trusts that is expected to apply to the Trust commencing in 2011. Specifically, the proposed change is to adjust the deemed provincial component of the tax,

currently 13 per cent, to the tax rate of the provinces in which the Trust has a permanent establishment. Substantially all of Canadian Oil Sands' activities are in Alberta and, as such, the provincial component of the tax could be reduced from 13 per cent to 10 per cent. As of April 28, 2008 the proposal had not been enacted by the federal government. If the proposal becomes enacted we expect to record a future income tax recovery based on the temporary differences at that time; however, as the amount of the recovery is dependent upon items such as future distributions and future net income the amount of any such recovery cannot be presently estimated.

CHANGES IN ACCOUNTING POLICIES

In its audited consolidated financial statements for the year ended December 31, 2007 ("Audited 2007 financial statements"), Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation, and Section 1535 Capital Disclosures. The standards were effective January 1, 2008, however early adoption was encouraged by the CICA. Additional disclosures required as a result of adopting the standards can be found in the Trust's Audited 2007 financial statements.

In June 2007, the CICA issued a new accounting standard – Section 3031 Inventories, which replaces the existing standard for inventories, Section 3030. The main features of the new Section are as follows:

- Measurement of inventories at the lower of cost and net realizable value.
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost.
- Reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories.

The new inventory standard is effective for the Trust beginning January 1, 2008. Application of the new Section did not have an impact on the Trust's financial statements for the quarter ended March 31, 2008.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued a new accounting standard – Section 3064 Goodwill and intangible assets, which replaces Section 3062 Goodwill and other intangible assets, and Section 3450 Research and development costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The section is effective for the Trust beginning January 1, 2009. Application of the new section is not expected to have a material impact on the Trust's financial statements.

On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards ("IFRS") starting in

2011. The intention is to bring more transparency and a higher degree of international financial reporting comparability as IFRS is currently applied in more than 100 countries. Although Canadian Oil Sands will not be required to report under IFRS until 2011, we have started to assess the impact on our business of adopting IFRS and are preparing for the transition accordingly.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)		March 31 2008		December 31 2007
Long-term debt	$	1,238	$	1,218
Cash and cash equivalents		(285)		(268)
Net debt	$	953	$	950
Unitholders' equity	$	4,109	$	4,172
Total capitalization [1]	$	5,062	$	5,122

[1] Net debt plus Unitholders' equity

Net debt to total capitalization (%)	19	19

As at March 31, 2008, the Trust's unutilized credit facilities amounted to $846 million, net of letters of credit issued against its $40 million revolving term facility and an additional $67 million line of credit. On April 9, 2008 the Trust repaid $150 million of maturing medium term notes with existing cash.

Canadian Oil Sands has set a long-term net debt target of $1.6 billion by 2010, which generally reduces our cost of capital and conserves our tax pools during the transition period to trust taxation. The Trust believes this net debt target will allow the Trust to maintain its strong balance sheet, remain unhedged on its crude oil price exposure, provide the capacity to fund growth opportunities, and maintain an investment grade credit rating. The Trust's actual net debt will fluctuate around this level as factors such as crude oil prices, FX rates, Syncrude's operational performance and the timing of distribution amounts vary from our assumptions.

On a year-to-date basis, Unitholders' equity was increased by net income of $298 million and reduced by Unitholder distributions of $360 million.

UNITHOLDER DISTRIBUTIONS

($ millions)	Three Months Ended March 31 2008		2007	
Cash from operating activities	$	441	$	202
Net income	$	298	$	262
Unitholder distributions	$	360	$	144
Excess of cash from operating activities over Unitholder distributions	$	81	$	58
Excess (shortfall) of net income over Unitholder distributions	$	(62)	$	118

For the quarter ended March 31, 2008, cash from operating activities exceeded Unitholder distributions of $360 million by $81 million. This excess amount was sufficient to pay the Trust's $47 million of capital expenditures, reclamation funding of $1 million and debt repayments totaling $16 million. Capital expenditures are discussed more fully in the "Capital Expenditures" section of this MD&A.

Distributions in the first quarter of 2008 exceeded net income by $62 million, primarily as a result of DD&A. As DD&A is a non-cash item, it does not affect the Trust's cash from operating activities, balance sheet strength or ability to pay distributions over the next several years. Therefore, the Trust paid the distribution despite the lower net income and is anticipating quarterly distributions may exceed net income at times over the next several years.

On April 28, 2008 the Trust declared a quarterly distribution of $1.00 per Unit in respect of the second quarter of 2008 for total distributions of $479 million. The distribution will be paid on May 30, 2008 to holders of record on May 16, 2008.

The 33 per cent increase in the distribution over the previous quarter reflects the Trust's financial plan of efficiently managing its capital structure in anticipation of trust taxation in 2011. The Trust is planning to provide fuller payout of cash from operating activities unless capital investment or acquisition opportunities arise that we believe offer Unitholders enhanced value. The Trust's financial plan also targets a long-term net debt target of about $1.6 billion by the end of 2010 under current market conditions. We believe this net debt target will help conserve tax deductions prior to trust taxation. The target is based on Syncrude's existing productive capacity and we will reconsider this target in light of future Syncrude growth and other acquisition opportunities, which may increase productive capacity.

In determining the Trust's distributions, Canadian Oil Sands also considers funding for its significant operating obligations, which are included in cash from operating activities. Such obligations include the Trust's share of Syncrude's pension and reclamation funding, which amounted to $11 million and $8 million in the first quarter of 2008 and 2007, respectively, and approximated the related expense for both pension and reclamation of $13 million and $10 million for each of the quarters, respectively. While our share of Syncrude's annual pension funding has increased modestly as a result of the most recent actuarial valuation and our share of Syncrude's future reclamation costs also has increased, we currently do not anticipate any material funding increases related to these items for the next few years.

Debt covenants do not specifically limit the Trust's ability to pay distributions and are not expected to influence the Trust's liquidity in the foreseeable future. Aside from the typical covenants relating to restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business, the most restrictive financial covenant limits total debt-to-book capitalization at an amount less than 55 per cent. With a current net debt-to-book capitalization of approximately 19 per cent, a significant increase in debt or decrease in equity would be required to negatively impact the Trust's financial flexibility.

Cash from operating activities and net income can fluctuate dramatically from period to period reflecting, among other things, variability in operational performance, WTI prices, SCO differentials to WTI and FX rates. The Trust has strived to smooth out the effect of this variability on distributions by taking a longer-term view of: our outlook for our operating and business environment, our net debt level relative to our target, and our capital expenditure and other commitments. In that regard, we may distribute more or less in a period than we generate in cash from operating activities or net income. Nonetheless, the highly variable nature of our cash from operating activities introduces risk in our ability to sustain or provide stability in distributions and any expectations regarding the stability or sustainability of distributions are unwarranted and should not be implied.

Furthermore, as the Trust executes its financial plan, investors should anticipate increased variability in distributions and understand that distribution levels may not be as sustainable once we have met the net debt target. As distributions rise to a larger percentage of cash from operating activities, the distributions will necessarily be more reflective of business performance and crude oil prices.

The Trust uses debt and equity financing to the extent that cash from operating activities is insufficient to fund distributions, capital expenditures, reclamation trust contributions, acquisitions and working capital changes from financing and investing activities. A Unitholder distributions schedule pertaining to the quarter ended March 31, 2008 is included in Note 7 to the unaudited Consolidated Financial Statements.

The taxation of income trusts commencing January 1, 2011 likely will materially alter our cash from operating activities, and consequently distribution levels. Canadian Oil Sands continues to evaluate alternatives as to the best structure for its Unitholders in the future. The federal government has confirmed that it intends to allow conversions from a trust to a corporate structure to occur on a tax-deferred basis, although the rules of such a conversion have yet to be established. Under current expectations, we most likely will convert to a corporate structure. We plan, however, to retain the flow-through advantages of a trust structure until 2011, unless circumstances arise that favour a faster transition to an alternate structure. Canadian Oil Sands continues to be a long-term value investment in the oil sands and does not rely on the tax efficiency of a flow-through trust model to sustain its business. Our long-life reserves and non-declining production profile provide a solid foundation to generate future cash from operating activities.

Quarterly distributions are approved by our board of directors after considering the current and expected economic conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

CAPITAL EXPENDITURES

With the completion of Syncrude's Stage 3 project in 2006, Canadian Oil Sands' expansion capital expenditures have declined significantly and, as such, capital costs for 2008 and 2007 are essentially related to sustaining capital. The Trust defines expansion capital expenditures as the costs incurred to grow the productive capacity of the operation, such as the Stage 3 project, while sustaining capital is effectively all other capital and includes the costs required to maintain the current productive capacity of Syncrude's mines and upgraders. Sustaining capital may fluctuate considerably year-to-year due to timing of equipment replacement and other factors. The productive capacity of Syncrude's operations was defined previously in the "Review of Syncrude Operations" section of this MD&A.

In the first quarter of 2008, capital expenditures totalled $47 million, compared to expenditures of $33 million in the same quarter of 2007. The Syncrude Emissions Reduction ("SER") project accounted for $17 million and $15 million of the capital spent in the first quarters of 2008 and 2007, respectively, with the remaining amounts in each quarter pertaining to the maintenance of Syncrude's existing plant and facilities, all of which are considered sustaining capital. Sustaining capital expenditures on a per barrel basis were approximately $5.25 and $3.50 in each of the first quarters of 2008 and 2007, respectively.

Syncrude is undertaking the SER project to retrofit technology into the operation of Syncrude's original two cokers to significantly reduce total sulphur dioxide and other emissions. While expenditures on the SER project are currently estimated at approximately $772 million ($284 million net to the Trust based on its 36.74 per cent working interest), as previously disclosed, there are indications of upward cost pressure

on the project. Syncrude is currently performing a full review of the project and will provide updates to cost estimates and timing after such review has been completed. The Trust's share of the SER project expenditures incurred to date is approximately $123 million, with the remaining costs expected to be incurred in the next three years to coordinate with equipment turnaround schedules.

Our sustaining capital expenditures, including the SER project, are estimated at approximately $7 per barrel in 2008 and we expect our longer term sustaining capital expenditures to average approximately $5 per barrel. In addition to inflationary cost pressures that will continue to impact our longer-term average sustaining capital expenditures estimates, we expect to incur costs for large environmental and infrastructure projects, which are required to support the on-going operation, but do not add to production volumes. These projects include the relocation of certain mining trains and tailings systems, which are required as mining operations progress across the active leases. Tailings system projects also include initiatives to improve and supplement the effectiveness of systems used to separate water from sand and clay so that the water can be recycled back to the operation and solids can be incorporated into the final reclamation landscapes. These infrastructure projects, including SER, are expected to add about $2 to $5 per barrel annually to sustaining capital expenditures over the next few years. Our per barrel estimates are based on estimated annual Syncrude production, which increases from 108 million barrels in 2008, or 40 million barrels net to the Trust, to 128 million barrels, or 47 million barrels net to the Trust, at design capacity.

Syncrude's next significant growth stage is anticipated to be the Stage 3 debottleneck. We estimate the project will increase Syncrude productive capacity by 30,000 to 50,000 barrels per day. Based on the current business environment, incremental production is expected to be achieved around 2012. Following the Stage 3 debottleneck, the Stage 4 expansion is planned to grow Syncrude capacity by a further 100,000 barrels per day, resulting in total productive capacity of approximately 500,000 barrels per day post-2016. Spending on each of these respective projects is expected to commence several years prior to the incremental production coming on-stream. Based on independent reserves and resources estimates as of December 31, 2007, future expansion plans are currently being re-evaluated to increase production beyond 500,000 barrels per day in order to maintain an appropriate resource life. The Stage 3 debottleneck and subsequent expansion plans are being developed and are therefore not approved by Canadian Oil Sands or the other Syncrude owners. No cost estimates have been provided for these projects as they are still in the early planning stages.

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

The Trust's Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had a market capitalization of approximately $20 billion with 479 million Units outstanding and a closing price of $41.50 per Unit on March 31, 2008.

Canadian Oil Sands Trust - Trading Activity	First Quarter 2008	March 2008	February 2008	January 2008
Unit price				
High	$ 45.48	$ 45.48	$ 43.20	$ 39.92
Low	$ 31.65	$ 37.50	$ 36.00	$ 31.65
Close	$ 41.50	$ 41.50	$ 41.70	$ 38.00
Volume of Trust units traded (millions)	97.6	35.1	30.1	32.4
Weighted average Trust units outstanding (millions)	479.4	479.4	479.4	479.4

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As of April 28, 2008 there have been no significant changes to the Trust's contractual obligations and commitments in 2008 from our 2007 year-end disclosure, other than the repayment of approximately $150 million in maturing notes payable on April 9, 2008.

FINANCIAL RISK MANAGEMENT

The Trust did not have any financial derivatives outstanding at March 31, 2008.

Crude Oil Price Risk

As Canadian Oil Sands did not have any crude oil price hedges during the first quarter of 2008 and 2007, revenues were not impacted by crude oil hedging gains or losses and the Trust benefited from strong WTI prices. As at March 31, 2008 the Trust remains unhedged on its crude oil price exposure and we do not intend to introduce any crude oil hedge positions. However, the Trust may hedge its crude oil production in the future as part of our growth financing strategies.

Foreign Currency Hedging

As at March 31, 2008, we do not have any foreign currency hedges in place. At the present time, we do not intend to introduce any currency hedge positions. However, the Trust may hedge foreign exchange rates in the future, depending on the business environment and growth opportunities.

Interest Rate Risk

Canadian Oil Sands' net income and cash from operating activities are impacted by interest rate changes based on the amount of floating rate debt outstanding. At March 31, 2008 we did not have any debt outstanding which bears interest at floating market-based rates.

FOREIGN OWNERSHIP

Based on information from the statutory declarations by Unitholders, we estimate that, as of February 12, 2008, approximately 32 per cent of our Unitholders are non-Canadian residents with the remaining 68 per cent being Canadian residents. Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-Canadian residents.

The Trust regularly monitors its foreign ownership levels through declarations from Unitholders, and the next declarations will be requested as of May 16, 2008. The Trust posts its foreign ownership levels and describes its steps for managing these levels on its web site (www.cos-trust.com under "investor information", "frequently asked questions"). These steps are also described in the Trust's Annual Information Form dated March 15, 2008.

CROWN ROYALTY CHANGES

In 2007 the Alberta government announced new Crown royalty terms, effective January 1, 2009. For oil sands projects, the new terms are based on a sliding scale royalty rate ranging from one to nine per cent pre-payout and 25 to 40 per cent post-payout that responds to Canadian dollar equivalent WTI ("C$-WTI") price levels. The pre-payout rate is proposed to start at one per cent of revenue and increase for every dollar oil is priced above $55 C$-WTI per barrel, to a maximum of nine per cent of revenue at $120 C$-WTI per barrel or higher. The net royalty applied post-payout will start at 25 per cent of net revenue and rises for every dollar of C$-WTI increase above $55 C$-WTI per barrel up to a maximum of 40 per cent of net revenue at $120 C$-WTI per barrel or higher.

The Syncrude Joint Venture owners have a Crown Agreement with the Alberta government that codifies the current royalty terms of 25 per cent of net SCO revenues to December 31, 2015. The Agreement also provides Syncrude with the option to convert to a bitumen-based royalty, consistent with the rest of the industry, prior to 2010. Canadian Oil Sands, as one of the Syncrude owners, is currently in discussions with the Alberta government regarding both the conversion to a bitumen-based royalty and an equitable solution to offset Syncrude's transition to the higher generic royalty rate prior to 2016. Canadian Oil Sands is of the view that any transition to the new generic royalty terms must recognize our legal rights to the embedded value in Syncrude's contract with the government.

SUSTAINABLE DEVELOPMENT

Greenhouse Gas Emissions Reduction Requirements

On March 31, 2008 Syncrude submitted its compliance report on greenhouse gas ("GHG") emissions to the Alberta government. The report is subject to the review of the director of Alberta Environment. The submission of the compliance report meets the regulatory deadline specified by the Alberta government as part of its Bill 3 legislation introduced in 2007 to reduce GHG emission intensity. Bill 3 states that facilities emitting more than 100,000 tonnes of GHGs a year ("Large Emitters") must reduce their emissions intensity (emissions per unit of production) by 12 per cent over the average emissions intensity levels of 2003, 2004 and 2005. If they are unable to do so, these facilities will be required to pay $15 per tonne for every tonne above the 12 per cent target, beginning July 1, 2007.

In the last six months of 2007, Syncrude was accruing approximately $0.19 per barrel for compliance with Bill 3, which is reflected in the Trust's operating costs. Syncrude is continuing to accrue a similar amount for 2008. The cost estimate remains preliminary pending Syncrude's actual carbon dioxide (CO_2) emission intensity level and clarification from the Alberta government regarding details of the Bill 3 implementation. No cost estimates are available yet for future years.

On March 10, 2008 Canada's federal government provided further detail on its regulatory framework to reduce GHG and air pollutant emissions originally announced on April 26, 2007. The draft regulations are currently expected to be finalized in 2009 and take effect on January 1, 2010. The draft regulations for oil sands projects require existing projects to reduce emissions by 18 per cent in 2010 from the 2006 level and two per cent thereafter. New oil sands facilities coming onstream over the period 2004 to 2011 also will be required to meet clean fuel standards and will be encouraged to implement mechanisms to capture CO_2 emissions. The capture and storage of CO_2 emissions will be a requirement for all oil sands projects coming onstream post 2012. The draft regulations are expected to impact both current Syncrude operations and its future expansion projects. However, as no specifics have yet been provided regarding the draft federal regulations, Canadian Oil Sands is unable to provide information on the potential impact.

Syncrude continues to explore and implement measures to reduce energy intensity in its operations, which reduces both CO_2 emissions and operating costs. Syncrude also is exploring the viability of developing a large scale CO_2, transportation and storage network through participation in the integrated CO_2 Network (ICON).

Reclamation

In March 2008, the Alberta government certified a parcel of reclaimed land north of Fort McMurray. The 104 hectares, known as Gateway Hill, was submitted by Syncrude to the Alberta government in 2003 for certification. Alberta's *Environmental Protection and Enhancement Act* requires operators to conserve and reclaim specified land and obtain a reclamation certificate. These certificates are issued to operators when their site has been successfully reclaimed.

Syncrude is the first in the oil sands industry to receive certification for land that has been reclaimed. Syncrude has reclaimed more than 4,500 hectares, representing the largest share in the oil sands industry.

Syncrude's reclamation efforts also include tailings systems management. Tailings systems are designed to separate water from sand and clay to enable incorporation of solids into reclamation landscapes and recycling of water back into the operations. Syncrude and most other oil sands producers use a method called consolidated tails ("CT") technology; however, additional tails management technologies may be required in order to meet the approved closure and reclamation plan. Syncrude is exploring methods to improve and supplement the effectiveness of its tailings systems.

2008 OUTLOOK

On March 17, 2008 Canadian Oil Sands reduced its estimate for 2008 annual Syncrude production to 108 million barrels with a range of 105 to 112 million barrels (net to the Trust, equivalent to 40 million barrels with a range of 39 to 41 million barrels). The guidance provided on January 30, 2008 estimated annual Syncrude production to total 115 million barrels with a range of 110 to 120 million barrels.

The production estimate for 2008 was reduced mainly to reflect the weather related outage and lower than anticipated volumes following the outage during the first quarter of 2008. The production estimate incorporates Syncrude's extensive 2008 maintenance program, an allowance for unplanned outages, and recognition that Syncrude is still working to establish reliable Stage 3 design rates. Syncrude is conducting a 45 day turnaround of Coker 8-1 during the second quarter of 2008 and plans to perform a turnaround of Coker 8-2 in the third quarter, as well as associated maintenance work on other units. The production range reflects our current best estimate of the upside and downside in volumes Syncrude could experience, depending on operational reliability, for the remainder of 2008.

We anticipate that Syncrude may purchase additional bitumen during the remainder of 2008 in order to increase its flexibility in SCO production.

We expect the Trust's revenues in 2008 to total approximately $3.9 billion, based on an average WTI price of US$100 per barrel, an average foreign exchange rate of $1.00 US/Cdn, and an average SCO discount to Canadian dollar WTI of $1.00 per barrel.

We are estimating operating costs of $32.08 per barrel, which include $8.24 per barrel for purchased energy based on an average AECO natural gas price of $8.50 per gigajoule for 2008. We have increased our estimate of operating costs by $5.25 per barrel from our guidance issued on January 30, 2008 as a result of: first quarter 2008 financial results, increased costs in the mining operations, increased maintenance costs, increased energy costs and the impact of reduced production volumes on the calculation of per Unit costs.

We anticipate Crown royalty expense to total $575 million, or $14.50 per barrel, in 2008.

We anticipate our cash from operating activities to total approximately $1.9 billion, or $4.01 per Unit. We are estimating our share of Syncrude's capital expenditures to total $265 million with approximately 81 per cent of the 2008 capital expenditures directed to maintenance of operations and the remaining 19 per cent to the SER project.

Distributions paid in 2008 are expected to be 100 per cent taxable as other income. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2009.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' Outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation and pipeline access for synthetic crude oil in the North American markets could impact the differential for SCO relative to crude benchmarks; however, these factors are difficult to predict.

2008 Outlook Sensitivity Analysis

Variable [1]	Annual [2] Sensitivity	Cash from Operating Activities Increase $ millions	Cash from Operating Activities Increase $/Trust Unit
Syncrude operating costs decrease	C$1.00/bbl	30	0.06
Syncrude operating costs decrease	C$50 million	14	0.03
WTI crude oil price increase	US$1.00/bbl	26	0.05
Syncrude production increase	2 million bbls	49	0.10
Canadian dollar weakening	US$0.01/C$	26	0.05
AECO natural gas price decrease	C$0.50/GJ	15	0.03

[1] An opposite change in each of these variables will result in the opposite cash from operating activities impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited)

($ millions, except per Unit amounts)	Three Months Ended March 31 2008		Three Months Ended March 31 2007	
Revenues	$	1,026	$	783
Crude oil purchases and transportation expense		(119)		(109)
		907		674
Expenses:				
Operating		324		231
Non-production		17		18
Crown royalties		131		94
Administration		4		4
Insurance		2		3
Interest, net (Note 6)		17		24
Depreciation, depletion and accretion		102		82
Foreign exchange loss (gain)		26		(7)
		623		449
Earnings before taxes		284		225
Future income tax recovery and other		(14)		(37)
Net income		298		262
Other comprehensive loss, net of income taxes				
Reclassification of derivative gains to net income		(1)		(2)
Comprehensive income	$	297	$	260
Weighted average Trust Units (millions)		479		479
Trust Units, end of period (millions)		479		479
Net income per Trust Unit:				
Basic	$	0.62	$	0.55
Diluted	$	0.62	$	0.54

See Notes to Unaudited Consolidated Financial Statements.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

(unaudited)

($ millions)	Three Months Ended March 31 2008	2007
Retained earnings		
Balance, beginning of period	1,643	1,691
Net income	298	262
Unitholder distributions (Note 7)	(360)	(144)
Balance, end of period	1,581	1,809
Accumulated other comprehensive income		
Balance, beginning of period	24	30
Other comprehensive loss	(1)	(2)
Balance, end of period	23	28
Unitholders' capital		
Balance, beginning of period	2,500	2,260
Issuance of Trust Units	-	238
Balance, end of period	2,500	2,498
Contributed surplus		
Balance, beginning of period	5	4
Stock-based compensation	-	-
Balance, end of period	5	4
Total Unitholders' equity	$ 4,109	$ 4,339

See Notes to Unaudited Consolidated Financial Statements.

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
AS AT
(unaudited)

($ millions)		March 31 2008		December 31 2007
ASSETS				
Current assets:				
Cash and cash equivalents	$	285	$	268
Accounts receivable		390		379
Inventories		89		102
Prepaid expenses		3		6
		767		755
Property, plant and equipment, net		6,375		6,427
Other assets				
Goodwill		52		52
Reclamation trust		38		37
		90		89
	$	7,232	$	7,271
LIABILITIES AND UNITHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$	310	$	289
Current portion of employee future benefits		16		16
		326		305
Employee future benefits and other liabilities		123		128
Long-term debt		1,238		1,218
Asset retirement obligation		228		226
Future income taxes		1,208		1,222
		3,123		3,099
Unitholders' equity		4,109		4,172
	$	7,232	$	7,271

See Notes to Unaudited Consolidated Financial Statements.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

($ millions)	Three Months Ended March 31 2008		2007	
Cash from (used in) operating activities				
Net income	$	298	$	262
Items not requiring outlay of cash:				
Depreciation, depletion and accretion		102		82
Foreign exchange on long-term debt		34		(11)
Future income tax recovery		(14)		(38)
Net change in deferred items		(5)		1
Funds from operations		415		296
Change in non-cash working capital		26		(94)
Cash from operating activities		441		202
Cash from (used in) financing activities				
Repayment of medium term and Senior Notes		-		(195)
Net drawdown (repayment) of bank credit facilities		(16)		120
Unitholder distributions (Note 7)		(360)		(144)
Cash used in financing activities		(376)		(219)
Cash from (used in) investing activities				
Capital expenditures		(47)		(33)
Acquisition of additional Syncrude working interest		-		(231)
Reclamation trust funding		(1)		(1)
Change in non-cash working capital		-		(6)
Cash used in investing activities		(48)		(271)
Increase (decrease) in cash and cash equivalents		17		(288)
Cash and cash equivalents at beginning of period		268		353
Cash and cash equivalents at end of period	$	285	$	65
Cash and cash equivalents consist of:				
Cash	$	1	$	-
Short-term investments		284		65
	$	285	$	65

Supplementary Information (Note 8)

See Notes to Unaudited Consolidated Financial Statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008
(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

1) BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2007, except as discussed in Note 2. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2007.

2) CHANGES IN ACCOUNTING POLICIES

In its consolidated financial statements for the year ended December 31, 2007, Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation, and Section 1535 Capital Disclosures. The standards were effective January 1, 2008, however early adoption was encouraged by the CICA. Additional disclosures required as a result of adopting the standards can be found in the Trust's consolidated financial statements for the year ended December 31, 2007.

In June 2007, the CICA issued a new accounting standard – Section 3031 *Inventories*, which replaces the existing standard for inventories, Section 3030. The main features of the new Section are as follows:

- Measurement of inventories at the lower of cost and net realizable value
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
- Reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories

The new Section is effective for the Trust beginning January 1, 2008. Application of the new Section did not have an impact on the financial statements.

3) FUTURE CHANGES IN ACCOUNTING POLICIES

Goodwill

In February 2008, the CICA issued a new accounting standard – Section 3064 *Goodwill and intangible assets*, which replaces Section 3062 *Goodwill and other intangible assets*, and Section 3450 *Research and development costs*. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The section is effective for the Trust beginning January 1, 2009. Application of the new section is not expected to have a material impact on the Trust's financial statements.

4) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other retirement post-employment benefit plans ("OPEB") covering most of its employees. Other post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents. The OPEB plan is not funded.

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan

investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude Canada's net defined benefit and contribution plans expense for the three months ended March 31, 2008 and 2007 is based on its 36.74 per cent working interest. The costs have been recorded in operating expense as follows:

	Three Months Ended March 31 2008		Three Months Ended March 31 2007	
Defined benefit plans:				
Pension benefits	$	8	$	7
Other benefit plans		1		1
	$	9	$	8
Defined contribution plans		1		-
Total Benefit cost	$	10	$	8

5) BANK CREDIT FACILITIES

Extendible revolving term facility (a)	$	40
Line of credit (b)		67
Operating credit facility (c)		800
	$	907

Each of the Trust's credit facilities is unsecured. These credit agreements contain typical covenants relating to the restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 60 per cent, or 65 per cent in certain circumstances involving acquisitions.

a) The $40 million extendible revolving term facility is a 364-day facility with a one-year term out, expiring April 23, 2009. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $67 million line of credit is a one-year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless notification to cancel is provided by Canadian Oil Sands or the financial institution providing the facility at least 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

   Letters of credit of approximately $61 million have been written against the line of credit and the extendible revolving term facility as at March 31, 2008.

c) The $800 million operating facility is a five-year facility, expiring April 27, 2012. Amounts borrowed through this facility bear interest at a floating rate based on either prime interest rates or bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. As at March 31, 2008, no amounts were drawn on this facility.

6) INTEREST, NET

		Three Months Ended March 31		
		2008		2007
Interest expense on long-term debt	$	20	$	25
Interest income and other		(3)		(1)
Interest expense, net	$	17	$	24

7) UNITHOLDER DISTRIBUTIONS

The Consolidated Statements of Unitholder Distributions is provided to assist Unitholders in reconciling cash from operating activities to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or under the terms of the Trust Indenture. The Trust primarily receives income by way of a royalty and interest on intercompany loans from its operating subsidiary, Canadian Oil Sands Limited ("COSL"). The royalty is designed to capture the cash generated by COSL, after the deduction of all costs and expenses including operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by COSL's Board of Directors after considering the current and expected economic and operating conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

		Three Months Ended March 31		
		2008		2007
Cash from operating activities	$	441	$	202
Add (Deduct):				
Capital expenditures		(47)		(33)
Acquisition of additional Syncrude working interest		-		(231)
Change in non-cash working capital [1]		-		(6)
Reclamation trust funding		(1)		(1)
Change in cash and cash equivalents and financing, net [2]		(33)		213
Unitholder distributions	$	360	$	144
Unitholder distributions per Trust Unit	**$**	**0.75**	**$**	**0.30**

[1] *From investing activities.*

[2] *Primarily represents the change in cash and cash equivalents and net financing to fund the Trust's share of investing activities.*

8) SUPPLEMENTARY INFORMATION

	Three Months Ended March 31 2008		Three Months Ended March 31 2007	
Income tax paid	$	-	$	-
Interest paid	$	25	$	35

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

web site: www.cos-trust.com

Exemption under Rule 12g3-2(b)

CANADIAN OIL SANDS TRUST

Annual and Special Meeting of Holders of Trust Units of Canadian Oil Sands Trust (the "Issuer")

April 28, 2008

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	Votes by Ballot/Show of Hands: Votes For	Votes Withheld/ Against
1. Directing the Trustee to vote the common shares of Canadian Oil Sands Limited ("COSL") so as to appoint PricewaterhouseCoopers LLP as the auditor of COSL for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof.	Passed 99.61%	320,110,732	1,253,368
2. The appointment of PricewaterhouseCoopers LLP as the auditor of Canadian Oil Sands Trust ("the Trust") for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof.	Passed 99.78%	320,671,016	693,654

General Business (con't)		Outcome of Vote	Votes For	Votes Withheld/ Against
3. Directing to the Trustee to vote the common shares of COSL so as to elect as directors of COSL the following individuals and to fill any vacancies among the directors of COSL that may arise between the Meeting and the first meeting of the Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by COSL.		Passed		
a)	C.E. (Chuck) Shultz	99.57%	319,978,873	1,385,296
b)	Ian A .Bourne	99.44%	319,554,289	1,809,880
c)	Marcel R. Coutu	99.56%	319,953,137	1,411,032
d)	Donald J. Lowry	99.47%	319,662,266	1,701,903
e)	Donald Mazankowski	97.33%	312,788,458	8,575,711
f)	Wayne M. Newhouse	99.57%	319,995,069	1,369,100
g)	Brant G. Sangster	99.48%	319,701,316	1,662,856
h)	Wesley R. Twiss	98.52%	316,595,181	4,766,988
i)	John B. Zaozirny	96.43%	309,898,135	11,466,034

Special Business	Outcome of Vote	Votes by Ballot/Show of Hands	
		Votes For	Votes Against
1. The approval of the amendments to the Amended and Restated Indenture of the Trust dated as of April 26, 2006 (the "**Trust Indenture**") as described in the Management Proxy Circular of the Trust dated March 10, 2008 under the heading "Special Matters to be Considered at the Meeting – Amendment to Trust Indenture of the Trust" and as specified in Appendix A attached to this Management Proxy Circular	Passed 99.54%	294,448,679	1,357,673
2. The approval of the unallocated option entitlements under the unit option incentive plan	85.77%	253,175,970	42,020,737

Canadian Oil Sands Trust
Consolidated Interest Coverage Ratio
For the Twelve Months ended March 31, 2008
(in thousands of dollars, except interest coverage ratio)

		Actual
Net income	$	779,000
Tax		602,000
Interest on debt		86,000
Net income before interest and taxes	$	1,467,000
Interest on debt	$	86,000
Interest coverage- earnings		17.1

Canadian Oil Sands Limited
Consolidated Interest Coverage Ratio
For the Twelve Months ended March 31, 2008
(in thousands of dollars, except Interest coverage ratio)

		Actual
Net income [(1)]	$	141,349
Tax		(101,798)
Interest on debt		85,202
Deferred Trust Royalty		359,820
Net income before interest, taxes, & Deferred Trust Royalty	$	484,573
Interest on debt		85,202
Interest coverage- earnings		5.7

[(1)] Net of Deferred Trust Royalty provision.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited)

($ millions, except per Unit amounts)	Three Months Ended March 31 2008	2007
Revenues	$ 1,026	$ 783
Crude oil purchases and transportation expense	(119)	(109)
	907	674
Expenses:		
Operating	324	231
Non-production	17	18
Crown royalties	131	94
Administration	4	4
Insurance	2	3
Interest, net (Note 6)	17	24
Depreciation, depletion and accretion	102	82
Foreign exchange loss (gain)	26	(7)
	623	449
Earnings before taxes	284	225
Future income tax recovery and other	(14)	(37)
Net income	298	262
Other comprehensive loss, net of income taxes		
Reclassification of derivative gains to net income	(1)	(2)
Comprehensive income	$ 297	$ 260
Weighted average Trust Units (millions)	479	479
Trust Units, end of period (millions)	479	479
Net income per Trust Unit:		
Basic	$ 0.62	$ 0.55
Diluted	$ 0.62	$ 0.54

See Notes to Unaudited Consolidated Financial Statements.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

(unaudited)

($ millions)	Three Months Ended March 31 2008	2007
Retained earnings		
Balance, beginning of period	1,643	1,691
Net income	298	262
Unitholder distributions (Note 7)	(360)	(144)
Balance, end of period	1,581	1,809
Accumulated other comprehensive income		
Balance, beginning of period	24	30
Other comprehensive loss	(1)	(2)
Balance, end of period	23	28
Unitholders' capital		
Balance, beginning of period	2,500	2,260
Issuance of Trust Units	-	238
Balance, end of period	2,500	2,498
Contributed surplus		
Balance, beginning of period	5	4
Stock-based compensation	-	-
Balance, end of period	5	4
Total Unitholders' equity	$ 4,109	$ 4,339

See Notes to Unaudited Consolidated Financial Statements.

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
AS AT
(unaudited)

($ millions)	March 31 2008	December 31 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 285	$ 268
Accounts receivable	390	379
Inventories	89	102
Prepaid expenses	3	6
	767	755
Property, plant and equipment, net	6,375	6,427
Other assets		
Goodwill	52	52
Reclamation trust	38	37
	90	89
	$ 7,232	$ 7,271
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 310	$ 289
Current portion of employee future benefits	16	16
	326	305
Employee future benefits and other liabilities	123	128
Long-term debt	1,238	1,218
Asset retirement obligation	228	226
Future income taxes	1,208	1,222
	3,123	3,099
Unitholders' equity	4,109	4,172
	$ 7,232	$ 7,271

See Notes to Unaudited Consolidated Financial Statements.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

($ millions)	Three Months Ended March 31 2008		Three Months Ended March 31 2007	
Cash from (used in) operating activities				
Net income	$	298	$	262
Items not requiring outlay of cash:				
Depreciation, depletion and accretion		102		82
Foreign exchange on long-term debt		34		(11)
Future income tax recovery		(14)		(38)
Net change in deferred items		(5)		1
Funds from operations		415		296
Change in non-cash working capital		26		(94)
Cash from operating activities		441		202
Cash from (used in) financing activities				
Repayment of medium term and Senior Notes		-		(195)
Net drawdown (repayment) of bank credit facilities		(16)		120
Unitholder distributions (Note 7)		(360)		(144)
Cash used in financing activities		(376)		(219)
Cash from (used in) investing activities				
Capital expenditures		(47)		(33)
Acquisition of additional Syncrude working interest		-		(231)
Reclamation trust funding		(1)		(1)
Change in non-cash working capital		-		(6)
Cash used in investing activities		(48)		(271)
Increase (decrease) in cash and cash equivalents		17		(288)
Cash and cash equivalents at beginning of period		268		353
Cash and cash equivalents at end of period	$	285	$	65
Cash and cash equivalents consist of:				
Cash	$	1	$	-
Short-term investments		284		65
	$	285	$	65

Supplementary Information (Note 8)

See Notes to Unaudited Consolidated Financial Statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008
(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

1) BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2007, except as discussed in Note 2. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2007.

2) CHANGES IN ACCOUNTING POLICIES

In its consolidated financial statements for the year ended December 31, 2007, Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation, and Section 1535 Capital Disclosures. The standards were effective January 1, 2008, however early adoption was encouraged by the CICA. Additional disclosures required as a result of adopting the standards can be found in the Trust's consolidated financial statements for the year ended December 31, 2007.

In June 2007, the CICA issued a new accounting standard – Section 3031 *Inventories*, which replaces the existing standard for inventories, Section 3030. The main features of the new Section are as follows:

- Measurement of inventories at the lower of cost and net realizable value
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
- Reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories

The new Section is effective for the Trust beginning January 1, 2008. Application of the new Section did not have an impact on the financial statements.

3) FUTURE CHANGES IN ACCOUNTING POLICIES

Goodwill

In February 2008, the CICA issued a new accounting standard – Section 3064 *Goodwill and intangible assets*, which replaces Section 3062 *Goodwill and other intangible assets*, and Section 3450 *Research and development costs.* The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The section is effective for the Trust beginning January 1, 2009. Application of the new section is not expected to have a material impact on the Trust's financial statements.

4) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other retirement post-employment benefit plans ("OPEB") covering most of its employees. Other post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents. The OPEB plan is not funded.

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan

investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude Canada's net defined benefit and contribution plans expense for the three months ended March 31, 2008 and 2007 is based on its 36.74 per cent working interest. The costs have been recorded in operating expense as follows:

	Three Months Ended March 31 2008	Three Months Ended March 31 2007
Defined benefit plans:		
Pension benefits	$ 8	$ 7
Other benefit plans	1	1
	$ 9	$ 8
Defined contribution plans	1	-
Total Benefit cost	$ 10	$ 8

5) BANK CREDIT FACILITIES

Extendible revolving term facility (a)	$ 40
Line of credit (b)	67
Operating credit facility (c)	800
	$ 907

Each of the Trust's credit facilities is unsecured. These credit agreements contain typical covenants relating to the restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 60 per cent, or 65 per cent in certain circumstances involving acquisitions.

a) The $40 million extendible revolving term facility is a 364-day facility with a one-year term out, expiring April 23, 2009. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $67 million line of credit is a one-year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless notification to cancel is provided by Canadian Oil Sands or the financial institution providing the facility at least 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $61 million have been written against the line of credit and the extendible revolving term facility as at March 31, 2008.

c) The $800 million operating facility is a five-year facility, expiring April 27, 2012. Amounts borrowed through this facility bear interest at a floating rate based on either prime interest rates or bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. As at March 31, 2008, no amounts were drawn on this facility.

6) INTEREST, NET

		Three Months Ended March 31		
		2008		2007
Interest expense on long-term debt	$	20	$	25
Interest income and other		(3)		(1)
Interest expense, net	$	17	$	24

7) UNITHOLDER DISTRIBUTIONS

The Consolidated Statements of Unitholder Distributions is provided to assist Unitholders in reconciling cash from operating activities to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or under the terms of the Trust Indenture. The Trust primarily receives income by way of a royalty and interest on intercompany loans from its operating subsidiary, Canadian Oil Sands Limited ("COSL"). The royalty is designed to capture the cash generated by COSL, after the deduction of all costs and expenses including operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by COSL's Board of Directors after considering the current and expected economic and operating conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

		Three Months Ended March 31		
		2008		2007
Cash from operating activities	$	441	$	202
Add (Deduct):				
Capital expenditures		(47)		(33)
Acquisition of additional Syncrude working interest		-		(231)
Change in non-cash working capital [1]		-		(6)
Reclamation trust funding		(1)		(1)
Change in cash and cash equivalents and financing, net [2]		(33)		213
Unitholder distributions	$	360	$	144
Unitholder distributions per Trust Unit	$	0.75	$	0.30

[1] *From investing activities.*

[2] *Primarily represents the change in cash and cash equivalents and net financing to fund the Trust's share of investing activities.*

8) SUPPLEMENTARY INFORMATION

	Three Months Ended March 31 2008	2007
Income tax paid	$ -	$ -
Interest paid	$ 25	$ 35

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

web site: www.cos-trust.com

Canadian Oil Sands Trust
Selected financial results of Consolidated Canadian Oil Sands Limited [5]
For the periods ending March 31
($ millions)

	Three Months Ended			
	March 31, 2008		March 31, 2007	
Gross sales revenue	$	1,025.5	$	780.6
Operating income before other expenses [1]	$	335.8	$	247.1
Net income before Trust Royalties [2]	$	283.4	$	246.6
Net income (loss)	$	(2.3)	$	26.2
	As at March 31, 2008			
Current assets	$	766.6		
Non-current assets	$	6,029.1		
Current liabilities [3]	$	1,701.1		
Non-current liabilities [4]	$	4,892.2		

[1] *Operating income before other expenses represents net income before interest expense, foreign exchange gains and losses, future income tax expenses and recoveries, Trust Royalties, and discontinued operations.*

[2] *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $360 million (2007- $143 million).*

[3] *Includes a subordinated intercompany promissory note due to Canadian Oil Sands Trust of $1,370 million.*

[4] *Includes a future income tax liability of $505 million and a deferred Trust Royalty liability of $2,798 million.*

[5] *As at March 31, 2008, Consolidated Canadian Oil Sands Limited held a 36.74 per cent working interest in Syncrude, representing 100 per cent of Canadian Oil Sands Trust's aggregate indirect 36.74 per cent working interest in Syncrude, and owned 100 per cent of Canadian Arctic Gas Ltd. and 100 per cent of Canadian Oil Sands Marketing Inc.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") was prepared as of April 28, 2008 and should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the three months ended March 31, 2008 and March 31, 2007, as well as the audited consolidated financial statements and MD&A of the Trust for the year ended December 31, 2007.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the expected tax rate by the federal government on the Trust in 2011; the expected structure to be assumed given the Federal government's tax changes effective in 2011; the expected timeframe that current tax pools will allow Canadian Oil Sands to shelter income post-2010; the plan to move to fuller payout of cash from operating activities; the belief that distributions will exceed net income at times over the next several years; expectations regarding future distribution levels; the cost estimate for the SER project and the expectation that the SER project will significantly reduce total sulphur dioxide and other emissions; the expected impact on the Trust from announced changes by the Alberta government regarding its royalty regime; any expectations regarding the enforceability of legal rights; the expected impact of any current and future environmental legislation or changes to the Crown royalties regime; the expectation that there will not be any material funding increases relative to Syncrude's future reclamation costs or pension funding for the next several years; the belief that the Trust will not be restricted by its net debt to total capitalization financial covenant; the expectation that no crude oil hedges will be entered into in the future; the expected realized selling price, which includes the anticipated differential to WTI, to be received in 2008 for Canadian Oil Sands' product; the potential amount payable in respect of any future income tax liability; the plans regarding future expansions of the Syncrude project and in particular all plans regarding Stage 4 development; the level of energy consumption in 2008 and beyond; capital expenditures for 2008; and the anticipated cost and completion date for the SER project; the level of natural gas consumption in 2008 and beyond; the expected price for crude oil and natural gas in 2008; the expected production, revenues and operating costs for 2008; and the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash from operating activities and net income. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the impacts of regulatory changes especially as such relate to royalties, taxation, and environmental charges; the impact of technology on operations and processes and how new complex technology may not perform as expected, labour shortages and the productivity achieved from labour in the Fort McMurray area, the supply and demand metrics for oil and natural gas, the impact that pipeline capacity and refinery demand have on prices for our products, the variances of stock market activities generally, normal risks associated with litigation, general economic, business and market conditions, regulatory changes, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. No assurance can be given that the final legislation implementing the federal tax changes regarding income trusts will not be further changed in a manner which adversely affects the Trust and its Unitholders. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF SYNCRUDE OPERATIONS

During the first quarter of 2008, crude oil production from the Syncrude Joint Venture ("Syncrude") totalled 24.3 million barrels, or an average of about 266,800 barrels per day, compared with 26.6 million barrels, or approximately 296,000 barrels per day, during the same period of 2007. Net to the Trust, production totalled 8.9 million barrels in the first quarter of 2008 based on our 36.74 per cent working interest compared with 9.8 million barrels in 2007.

Production during the first quarter of 2008 was about five million barrels less than the 29 million barrels anticipated for the quarter in the outlook Canadian Oil Sands provided on January 30, 2008. Production was halted for a few days following disruption of several operating units, primarily due to extremely cold weather conditions early in the quarter. Syncrude's efforts over the remainder of the quarter were focused on re-establishing normal operations with volumes recovering only gradually over the period. Bitumen production and extraction also were constrained by the cold weather, unplanned outages and maintenance activity. In comparison, first quarter 2007 production was reduced by unplanned maintenance on Coker 8-2 and constrained production rates from Coker 8-3.

Operating costs increased to $35.93 per barrel in the first quarter of 2008, up $12.37 per barrel from the same quarter last year (see the "Operating costs" section of this MD&A for further discussion).

Syncrude's facilities have the design capability to produce approximately 375,000 barrels per day when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. This daily production capacity is referred to as "barrels per stream day". However, under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of operational and mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily design productive capacity of Syncrude's facilities is approximately 350,000 barrels per day on average and is referred to as "barrels per calendar day". All references to Syncrude's productive capacity in this report refer to barrels per calendar day, unless stated otherwise.

The Trust's production volumes differ from its sales volumes due to changes in inventory, which are primarily in-transit pipeline volumes. These in-transit volumes vary with current production. The impact of Syncrude's 2008 operations on Canadian Oil Sands' financial results is more fully discussed later in this MD&A.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust Unit and volume amounts)	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2
Revenues [1]	$ 907	$ 950	$ 936	$ 690	$ 674	$ 646	$ 689	$ 624
Net income (loss)	$ 298	$ 515	$ 361	$ (395)	$ 262	$ 128	$ 278	$ 337
Per Trust Unit, Basic	$ 0.62	$ 1.07	$ 0.75	$ (0.82)	$ 0.55	$ 0.27	$ 0.60	$ 0.72
Per Trust Unit, Diluted	$ 0.62	$ 1.07	$ 0.75	$ (0.82)	$ 0.54	$ 0.27	$ 0.59	$ 0.72
Cash from operating activities	$ 441	$ 367	$ 484	$ 324	$ 202	$ 412	$ 334	$ 209
Per Trust Unit	$ 0.92	$ 0.77	$ 1.01	$ 0.68	$ 0.42	$ 0.88	$ 0.72	$ 0.45
Unitholder distributions	$ 360	$ 264	$ 192	$ 191	$ 144	$ 140	$ 140	$ 139
Per Trust Unit	$ 0.75	$ 0.55	$ 0.40	$ 0.40	$ 0.30	$ 0.30	$ 0.30	$ 0.30
Daily average sales volumes (bbls)	99,181	116,368	124,904	98,720	108,981	110,185	95,438	86,394
Net realized SCO selling price ($/bbl) [2]	$ 100.41	$ 88.73	$ 81.48	$ 76.81	$ 68.69	$ 63.71	$ 78.43	$ 79.35
Operating costs ($/bbl)	$ 35.93	$ 27.38	$ 20.84	$ 30.13	$ 23.56	$ 23.60	$ 19.68	$ 28.48
Purchased natural gas price ($/GJ)	$ 7.30	$ 5.84	$ 4.99	$ 6.78	$ 6.99	$ 6.51	$ 5.42	$ 5.72
West Texas Intermediate (avg. US$/bbl) [3]	$ 97.82	$ 90.50	$ 75.15	$ 65.02	$ 58.23	$ 60.16	$ 70.60	$ 70.72
Foreign exchange rates (US$/Cdn$):								
Average	$ 1.00	$ 1.02	$ 0.96	$ 0.91	$ 0.85	$ 0.88	$ 0.89	$ 0.89
Quarter- end	$ 0.97	$ 1.01	$ 1.00	$ 0.94	$ 0.87	$ 0.86	$ 0.90	$ 0.90

[1] Revenues after crude oil purchases and transportation expense.
[2] Net realized SCO selling price after foreign currency hedging.
[3] Pricing obtained from Bloomberg.

The following significant changes have occurred over the last eight quarters that have impacted the Trust's financial results:

- The substantive enactment in June 2007 of *Bill C-52 Budget Implementation Act, 2007* ("Bill C-52" or "trust taxation") resulted in the recording of a future income tax expense of $701 million in the second quarter of 2007. In addition, corporate tax rate reductions enacted in the fourth and second quarters of 2007 and in the second quarter of 2006 resulted in future income tax recoveries of $153 million, $38 million and $29 million in each quarter, respectively. Future income tax is a non-cash item with no impact on the Trust's cash from operating activities.
- Syncrude's Stage 3 expansion came on-line at the end of August 2006, increasing Syncrude's productive capacity by approximately 100,000 barrels per day with a corresponding pro-rata impact on the Trust's revenues, operating costs, and depletion, depreciation and accretion ("DD&A") expense.
- In 2007, the Trust's financial results reflect a 36.74 per cent working interest in Syncrude, which represents its increased ownership following the acquisition of Talisman Energy Inc.'s ("Talisman") 1.25 per cent working interest on January 2, 2007. Information presented for 2006 is based on the Trust's previous ownership of 35.49 per cent.
- U.S. to Canadian dollar exchange rate fluctuations over the last eight quarters have impacted commodity pricing and have resulted in significant unrealized foreign exchange gains and losses on a quarterly basis on the revaluation of U.S. dollar denominated debt. The unrealized foreign exchange gains and losses are non-cash items with no impact on the Trust's cash from operating activities.

- U.S. dollar West Texas Intermediate ("WTI") prices, which our sales are priced relative to, have increased significantly over the last five quarters, reaching a high of approximately $110 per barrel during the first quarter of 2008.

Quarterly variances in revenues, net income, and cash from operating activities are caused mainly by fluctuations in crude oil prices, production and sales volumes, operating costs and natural gas prices. Net income is also impacted by non-cash foreign exchange gains and losses caused by fluctuations in foreign exchange rates on our U.S. dollar denominated debt and by future income tax changes. A large proportion of operating costs are fixed and, as such, per barrel operating costs are highly variable to production volumes. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Maintenance and turnaround activities are typically scheduled to avoid the winter months; however, the exact timing of unit shutdowns cannot be precisely scheduled, and unplanned outages may occur. Accordingly, production levels may not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

REVIEW OF FINANCIAL RESULTS

In the first quarter of 2008, net income of $298 million, or $0.62 per Trust unit ("Unit"), exceeded net income of $262 million, or $0.55 per Unit, recorded in the comparable quarter in 2007, primarily as a result of higher revenues offset by increases in operating costs, Crown royalties, and DD&A expenses. Revenues net of crude oil purchases and transportation expense totalled $907 million, an increase of $233 million, in the first quarter of 2008 relative to the first quarter of 2007. Operating costs increased to $324 million from $231 million in the first quarter of 2007 as a result of additional mining material moved in the quarter, a higher Syncrude cost structure, and costs associated with the weather-related outage and resumption of Syncrude operations during the quarter. Additional information on revenues, operating costs, Crown royalties and DD&A expenses is provided later in this MD&A.

Cash from operating activities increased by $239 million quarter-over-quarter and totalled $441 million in the first quarter of 2008. Excluding the non-cash impacts of unrealized foreign exchange gains and losses, DD&A expense and future income tax recoveries, cash from operating activities was affected by the same variables that impacted net income, as described above. In addition, in the first quarter of 2008, non-cash operating working capital increased cash from operating activities by $26 million, primarily as a result of higher accounts payable relative to December 31, 2007. In the first quarter of 2007, non-cash

working capital requirements reduced cash from operating activities by $94 million, primarily as a result of higher accounts receivable at March 31, 2007 relative to December 31, 2006.

Given the nature of the oil and gas industry whereby accounts receivable from customers are typically settled in the following month, working capital can fluctuate significantly as a result of: volume and price changes relative to each period end; inventory can fluctuate on a month-to-month basis depending on the timing of product shipments and deliveries; and changes in Canadian Oil Sands' accounts payable balance, which can reflect the timing of significant accruals and payments, such as Crown royalties, operating costs, and interest payments on long-term debt.

Net Income per Barrel

($ per bbl)	Three Months Ended March 31 2008	2007	Variance
Revenues after crude oil purchases and transportation expense	100.49	68.69	31.80
Operating costs	(35.93)	(23.56)	(12.37)
Crown royalties	(14.57)	(9.58)	(4.99)
Netback	49.99	35.55	14.44
Non-production costs	(1.87)	(1.78)	(0.09)
Administration and insurance	(0.73)	(0.65)	(0.08)
Interest, net	(1.83)	(2.48)	0.65
Depletion, depreciation and accretion	(11.33)	(8.49)	(2.84)
Foreign exchange gain (loss)	(2.83)	0.79	(3.62)
Future income tax recovery and other	1.55	3.74	(2.19)
	(17.04)	(8.87)	(8.17)
Net income per barrel	32.95	26.68	6.27
Sales volumes (MMbbls)	9.0	9.8	(0.8)

Non-GAAP Financial Measures

In this MD&A we refer to the Canadian generally accepted accounting principles ("GAAP") measure of cash from operating activities, which is derived from our Consolidated Statements of Cash Flows. We also refer to the Trust's cash from operating activities on a per Unit basis, which does not have any standardized meaning under Canadian GAAP. Cash from operating activities per Unit is derived from cash from operating activities reported on the Trust's Consolidated Statements of Cash Flows divided by the weighted-average number of Units outstanding in the period, as used in the Trust's net income per Unit calculations. Cash from operating activities on a per Unit basis reflects the Trust's capacity to fund distributions, capital expenditures, and other investing activities without incremental financing. The Trust also refers to various per barrel figures, such as net realized selling prices, operating costs and Crown royalties, which also are considered non-GAAP measures, but provide meaningful information on the operational performance of the Trust. We derive per barrel figures by dividing the relevant revenue or cost figure by our sales net of purchased crude oil volumes in a period. Cash from operating activities per

Unit and per barrel figures may not be directly comparable to similar measures presented by other companies or trusts.

Revenues after Crude Oil Purchases and Transportation Expense

($ millions)	Three Months Ended March 31 2008	2007	Variance
Sales revenue [1]	$ 1,025	$ 781	$ 244
Crude oil purchases	(109)	(99)	(10)
Transportation expense	(10)	(10)	-
	906	672	234
Currency hedging gains [1]	1	2	(1)
	$ 907	$ 674	$ 233
Sales volumes (MMbbls) [2]	9.0	9.8	(0.8)

[1] *The sum of sales revenue and currency hedging gains equals Revenues on the Trust's Consolidated Statements of Income and Comprehensive Income. Sales revenue includes revenue from the sale of purchased crude oil and sulphur revenue.*
[2] *Sales volumes, net of purchased crude oil volumes.*

($ per barrel)			
Realized SCO selling price before hedging [3]	$ 100.31	$ 68.47	$ 31.84
Currency hedging gains	0.10	0.22	(0.12)
Net realized SCO selling price	$ 100.41	$ 68.69	$ 31.72

[3] *SCO sales revenue after crude oil purchases and transportation expense divided by sales volumes, net of purchased crude oil volumes.*

Sales revenue after crude oil purchases and transportation expense in the first quarter of 2008 primarily reflects a significantly higher realized selling price for our synthetic crude oil ("SCO") relative to the same period in 2007 offset by a decline in sales volumes in the first quarter of 2008 relative to 2007.

Our average realized SCO selling price before currency hedging of $100.31 per barrel in the first quarter of 2008 was $31.84 per barrel higher than the comparable period in 2007. WTI prices, which our SCO pricing has historically followed, averaged US$97.82 per barrel in the first quarter of 2008, an increase of 68 per cent, or US$39.59 per barrel, compared to the same quarter of 2007. The increase in WTI was tempered by a stronger Canadian dollar, which averaged $1.00 US/Cdn in the first quarter of 2008 compared to $0.85 US/Cdn in the first quarter of 2007.

Also contributing to the higher realized SCO selling price quarter-over-quarter was a $1.80 per barrel improvement in our pricing differential relative to Canadian dollar WTI (the "differential"). In the first quarter of 2008, our SCO realized a weighted-average premium of $1.72 per barrel compared to the average Canadian dollar WTI price versus a discount of $0.08 per barrel in the same period in 2007. We believe that the improvement in the 2008 first quarter differential relative to the same period in 2007 was due to a tighter supply/demand balance as a result of continuing operational issues and turnarounds

experienced during 2008 by various synthetic crude oil producers, including Syncrude. The shift in differentials from discounts to premiums can happen quickly depending on the short-term supply/demand dynamics in the marketplace and pipeline availability for transporting the crude oil.

The Trust's sales volumes for the first quarter of 2008 averaged about 99,200 barrels per day versus an average of 109,000 barrels per day in the first quarter of 2007. Sales volumes in the first quarter of 2008 were reduced by the suspension and gradual recovery of Syncrude production, as well as challenges in the reliability of bitumen production and extraction.

Operating costs

	Three Months Ended March 31			
	2008		2007	
	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO
Bitumen Costs [1]				
Bitumen production [2]	15.63		10.15	
Purchased energy [2,4]	3.34		2.72	
Purchased bitumen	1.33		-	
	20.30	24.35	12.87	15.39
Upgrading Costs [3]				
Bitumen processing and upgrading [2]		5.45		4.81
Turnaround and catalysts		0.64		1.02
Purchased energy [4]		3.95		2.87
		10.04		8.70
Other and research [2]		1.32		0.04
Change in treated and untreated inventory		0.19		(0.55)
Total Syncrude operating costs		35.90		23.58
Canadian Oil Sands adjustments [5]		0.03		(0.02)
Total operating costs		35.93		23.56
(thousands of barrels per day)	Bitumen	SCO	Bitumen	SCO
Syncrude production volumes [6]	320	267	354	296

[1] *Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SCO based on the effective yield of SCO from the processing and upgrading of bitumen.*

[2] *Prior year information has been restated for comparative purposes to conform to a revised presentation of costs.*

[3] *Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SCO. It also includes the costs of major refining equipment turnarounds and catalyst replacement, all of which are expensed as incurred.*

[4] *Natural gas prices averaged $7.30/GJ and $6.99/GJ in the first quarter of 2008 and 2007, respectively.*

[5] *Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and the Trust reports based on sales volumes.*

[6] *Syncrude production volumes include purchased bitumen volumes.*

($/bbl of SCO)	Three Months Ended March 31 2008	2007
Production costs	27.97	17.43
Purchased energy	7.96	6.13
Total operating costs	35.93	23.56

(GJs/bbl of SCO)		
Purchased energy consumption	1.09	0.88

In the first quarter of 2008, operating costs rose to $324 million, averaging $35.93 per barrel, an increase of $93 million, or $12.37 per barrel over the first quarter of 2007, primarily as a result of the following:

- Additional mining material and oil sands volumes were moved during the first quarter of 2008 versus 2007. As well, Syncrude increased its use of contractors supplementing its own material movement activities with contracted equipment and operators to increase exposed mineable ore and to meet operational requirements.
- Increased costs for contractors and salaries and wages of Syncrude staff as a result of inflationary pressures and contract settlements.
- Additional costs associated with resuming shipments at Syncrude following the disruption of operations early in the quarter.
- Higher energy usage on a per barrel basis as a result of operational difficulties.
- The purchase of incremental bitumen, which was used to support production during times of internal bitumen supply shortfalls.
- An increase in the value of Syncrude's long term incentive plan in 2008 versus 2007. A portion of Syncrude's long-term incentive plans is based on the market return performance of several Syncrude owners' shares/units, the market performance of which was stronger in the first quarter of 2008 relative to the same period in 2007.

On a per barrel basis, operating costs have also increased as a result of the reduced production during the first quarter of 2008 versus the first quarter of 2007. A significant portion of Syncrude's operating costs are fixed and as such, any change in production impacts per unit operating costs.

Non-production costs

Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as: commissioning costs, pre-feasibility engineering, technical and support services, research and development ("R&D"), and regulatory and stakeholder consultation expenditures. Accordingly, non-production costs can vary depending on the number of projects under way and the

status of the projects. Non-production costs were virtually unchanged totalling $17 million and $18 million in the first quarters of 2008 and 2007 respectively.

Crown Royalties

Under Alberta's current generic Oil Sands Royalty, the Crown royalty is calculated as the greater of one per cent of gross plant gate revenue before hedging, or 25 per cent of net revenues, calculated as gross plant gate revenue before hedging, less allowed Syncrude operating, non-production and capital costs. Crown royalties increased by $37 million to $131 million, or $14.57 per barrel, in the first quarter of 2008 from $94 million, or $9.58 per barrel, in the comparable 2007 quarter. The increase in royalties in the first quarter of 2008 versus the first quarter of 2007 was primarily due to increased revenues offset by higher operating costs. Potential changes to Crown royalty terms by the Alberta government are discussed later in this MD&A.

Interest, Net

	Three Months Ended March 31	
	2008	2007
Interest expense on long-term debt	$ 20	$ 25
Interest income and other	(3)	(1)
Interest expense, net	$ 17	$ 24

The Trust's net interest expense recorded in the quarter ended March 31, 2008 decreased relative to the comparable period in 2007, due to reduced average net debt outstanding.

Depreciation, depletion and accretion expense

	Three Months Ended March 31	
($ millions)	2008	2007
Depreciation and depletion expense	$ 99	$ 80
Accretion expense	3	2
	$ 102	$ 82

Depreciation and depletion ("D&D") expense for the first quarter of 2008 rose by $19 million compared to the same period of 2007, primarily as a result of a higher per barrel D&D rate somewhat offset by lower production volumes. In 2008 our D&D rate increased to $11.07 per barrel from approximately $8.30 per barrel in the prior year as a result of higher projected capital cost estimates provided for in the Trust's December 31, 2007 independent reserves report.

The Trust's December 31, 2007 reserve report is summarized in our Annual Information Form dated March 15, 2008 and can be found at www.sedar.com, or on our website at http://www.cos-trust.com/files/investor/pdf/2008/AIF- FINAL.pdf.

Foreign exchange loss (gain)

($ millions)	Three Months Ended March 31 2008	2007
Unrealized foreign exchange loss (gain)	$ 34	$ (11)
Realized foreign exchange loss (gain)	(8)	4
Total foreign exchange loss (gain)	$ 26	$ (7)

Foreign exchange ("FX") gains/losses are primarily the result of revaluations of U.S. dollar denominated long-term debt caused by fluctuations in U.S. and Canadian dollar exchange rates. The resulting unrealized FX gains/losses impact net income but do not affect cash from operating activities as they are non-cash items. Other FX gains/losses are created through the revaluation of cash, accounts receivable and accounts payable balances denominated in U.S. dollars, which impact both net income and cash from operating activities as these gains/losses are considered realized. Realized FX gains/losses also result from repayment of U.S. dollar denominated balances, such as long-term debt, in which case the resulting FX impacts are included in financing activities on the Trust's Consolidated Statements of Cash Flows.

In the first quarter of 2008, Canadian Oil Sands' FX losses mainly related to the revaluation of our U.S. dollar denominated debt, resulting in an unrealized FX loss of $34 million. The FX loss was due to the weakening of the Canadian dollar relative to the U.S. dollar from $1.01 US/Cdn at December 31, 2007 to $0.97 US/Cdn on March 31, 2008. By comparison, the value of the Canadian dollar relative to the U.S. dollar strengthened to $0.87 US/Cdn on March 31, 2007 relative to $0.86 US/Cdn at December 31, 2006, resulting in an unrealized FX gain of $11 million in the first quarter of 2007.

Future Income Tax and other

Canadian Oil Sands' future income taxes on its Consolidated Balance Sheets represent the net difference between tax values and accounting values, referred to as temporary differences, tax-effected at substantively enacted tax rates expected to apply when the differences reverse. A $14 million future income tax recovery was recorded in the first quarter of 2008 and a $38 million future income tax recovery was recorded in the first quarter of 2007 on the reduction of temporary differences.

On February 26, 2008 the Minister of Finance announced the federal government's intention to adjust the tax rate on distributions from income and royalty trusts that is expected to apply to the Trust commencing in 2011. Specifically, the proposed change is to adjust the deemed provincial component of the tax,

currently 13 per cent, to the tax rate of the provinces in which the Trust has a permanent establishment. Substantially all of Canadian Oil Sands' activities are in Alberta and, as such, the provincial component of the tax could be reduced from 13 per cent to 10 per cent. As of April 28, 2008 the proposal had not been enacted by the federal government. If the proposal becomes enacted we expect to record a future income tax recovery based on the temporary differences at that time; however, as the amount of the recovery is dependent upon items such as future distributions and future net income the amount of any such recovery cannot be presently estimated.

CHANGES IN ACCOUNTING POLICIES

In its audited consolidated financial statements for the year ended December 31, 2007 ("Audited 2007 financial statements"), Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation, and Section 1535 Capital Disclosures. The standards were effective January 1, 2008, however early adoption was encouraged by the CICA. Additional disclosures required as a result of adopting the standards can be found in the Trust's Audited 2007 financial statements.

In June 2007, the CICA issued a new accounting standard – Section 3031 Inventories, which replaces the existing standard for inventories, Section 3030. The main features of the new Section are as follows:

- Measurement of inventories at the lower of cost and net realizable value.
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost.
- Reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories.

The new inventory standard is effective for the Trust beginning January 1, 2008. Application of the new Section did not have an impact on the Trust's financial statements for the quarter ended March 31, 2008.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued a new accounting standard – Section 3064 Goodwill and intangible assets, which replaces Section 3062 Goodwill and other intangible assets, and Section 3450 Research and development costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The section is effective for the Trust beginning January 1, 2009. Application of the new section is not expected to have a material impact on the Trust's financial statements.

On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards ("IFRS") starting in

2011. The intention is to bring more transparency and a higher degree of international financial reporting comparability as IFRS is currently applied in more than 100 countries. Although Canadian Oil Sands will not be required to report under IFRS until 2011, we have started to assess the impact on our business of adopting IFRS and are preparing for the transition accordingly.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)		March 31 2008		December 31 2007
Long-term debt	$	1,238	$	1,218
Cash and cash equivalents		(285)		(268)
Net debt	$	953	$	950
Unitholders' equity	$	4,109	$	4,172
Total capitalization [1]	$	5,062	$	5,122

[1] Net debt plus Unitholders' equity

Net debt to total capitalization (%)	19	19

As at March 31, 2008, the Trust's unutilized credit facilities amounted to $846 million, net of letters of credit issued against its $40 million revolving term facility and an additional $67 million line of credit. On April 9, 2008 the Trust repaid $150 million of maturing medium term notes with existing cash.

Canadian Oil Sands has set a long-term net debt target of $1.6 billion by 2010, which generally reduces our cost of capital and conserves our tax pools during the transition period to trust taxation. The Trust believes this net debt target will allow the Trust to maintain its strong balance sheet, remain unhedged on its crude oil price exposure, provide the capacity to fund growth opportunities, and maintain an investment grade credit rating. The Trust's actual net debt will fluctuate around this level as factors such as crude oil prices, FX rates, Syncrude's operational performance and the timing of distribution amounts vary from our assumptions.

On a year-to-date basis, Unitholders' equity was increased by net income of $298 million and reduced by Unitholder distributions of $360 million.

UNITHOLDER DISTRIBUTIONS

($ millions)	Three Months Ended March 31 2008		2007	
Cash from operating activities	$	441	$	202
Net income	$	298	$	262
Unitholder distributions	$	360	$	144
Excess of cash from operating activities over Unitholder distributions	$	81	$	58
Excess (shortfall) of net income over Unitholder distributions	$	(62)	$	118

For the quarter ended March 31, 2008, cash from operating activities exceeded Unitholder distributions of $360 million by $81 million. This excess amount was sufficient to pay the Trust's $47 million of capital expenditures, reclamation funding of $1 million and debt repayments totaling $16 million. Capital expenditures are discussed more fully in the "Capital Expenditures" section of this MD&A.

Distributions in the first quarter of 2008 exceeded net income by $62 million, primarily as a result of DD&A. As DD&A is a non-cash item, it does not affect the Trust's cash from operating activities, balance sheet strength or ability to pay distributions over the next several years. Therefore, the Trust paid the distribution despite the lower net income and is anticipating quarterly distributions may exceed net income at times over the next several years.

On April 28, 2008 the Trust declared a quarterly distribution of $1.00 per Unit in respect of the second quarter of 2008 for total distributions of $479 million. The distribution will be paid on May 30, 2008 to holders of record on May 16, 2008.

The 33 per cent increase in the distribution over the previous quarter reflects the Trust's financial plan of efficiently managing its capital structure in anticipation of trust taxation in 2011. The Trust is planning to provide fuller payout of cash from operating activities unless capital investment or acquisition opportunities arise that we believe offer Unitholders enhanced value. The Trust's financial plan also targets a long-term net debt target of about $1.6 billion by the end of 2010 under current market conditions. We believe this net debt target will help conserve tax deductions prior to trust taxation. The target is based on Syncrude's existing productive capacity and we will reconsider this target in light of future Syncrude growth and other acquisition opportunities, which may increase productive capacity.

In determining the Trust's distributions, Canadian Oil Sands also considers funding for its significant operating obligations, which are included in cash from operating activities. Such obligations include the Trust's share of Syncrude's pension and reclamation funding, which amounted to $11 million and $8 million in the first quarter of 2008 and 2007, respectively, and approximated the related expense for both pension and reclamation of $13 million and $10 million for each of the quarters, respectively. While our share of Syncrude's annual pension funding has increased modestly as a result of the most recent actuarial valuation and our share of Syncrude's future reclamation costs also has increased, we currently do not anticipate any material funding increases related to these items for the next few years.

Debt covenants do not specifically limit the Trust's ability to pay distributions and are not expected to influence the Trust's liquidity in the foreseeable future. Aside from the typical covenants relating to restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business, the most restrictive financial covenant limits total debt-to-book capitalization at an amount less than 55 per cent. With a current net debt-to-book capitalization of approximately 19 per cent, a significant increase in debt or decrease in equity would be required to negatively impact the Trust's financial flexibility.

Cash from operating activities and net income can fluctuate dramatically from period to period reflecting, among other things, variability in operational performance, WTI prices, SCO differentials to WTI and FX rates. The Trust has strived to smooth out the effect of this variability on distributions by taking a longer-term view of: our outlook for our operating and business environment, our net debt level relative to our target, and our capital expenditure and other commitments. In that regard, we may distribute more or less in a period than we generate in cash from operating activities or net income. Nonetheless, the highly variable nature of our cash from operating activities introduces risk in our ability to sustain or provide stability in distributions and any expectations regarding the stability or sustainability of distributions are unwarranted and should not be implied.

Furthermore, as the Trust executes its financial plan, investors should anticipate increased variability in distributions and understand that distribution levels may not be as sustainable once we have met the net debt target. As distributions rise to a larger percentage of cash from operating activities, the distributions will necessarily be more reflective of business performance and crude oil prices.

The Trust uses debt and equity financing to the extent that cash from operating activities is insufficient to fund distributions, capital expenditures, reclamation trust contributions, acquisitions and working capital changes from financing and investing activities. A Unitholder distributions schedule pertaining to the quarter ended March 31, 2008 is included in Note 7 to the unaudited Consolidated Financial Statements.

The taxation of income trusts commencing January 1, 2011 likely will materially alter our cash from operating activities, and consequently distribution levels. Canadian Oil Sands continues to evaluate alternatives as to the best structure for its Unitholders in the future. The federal government has confirmed that it intends to allow conversions from a trust to a corporate structure to occur on a tax-deferred basis, although the rules of such a conversion have yet to be established. Under current expectations, we most likely will convert to a corporate structure. We plan, however, to retain the flow-through advantages of a trust structure until 2011, unless circumstances arise that favour a faster transition to an alternate structure. Canadian Oil Sands continues to be a long-term value investment in the oil sands and does not rely on the tax efficiency of a flow-through trust model to sustain its business. Our long-life reserves and non-declining production profile provide a solid foundation to generate future cash from operating activities.

Quarterly distributions are approved by our board of directors after considering the current and expected economic conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

CAPITAL EXPENDITURES

With the completion of Syncrude's Stage 3 project in 2006, Canadian Oil Sands' expansion capital expenditures have declined significantly and, as such, capital costs for 2008 and 2007 are essentially related to sustaining capital. The Trust defines expansion capital expenditures as the costs incurred to grow the productive capacity of the operation, such as the Stage 3 project, while sustaining capital is effectively all other capital and includes the costs required to maintain the current productive capacity of Syncrude's mines and upgraders. Sustaining capital may fluctuate considerably year-to-year due to timing of equipment replacement and other factors. The productive capacity of Syncrude's operations was defined previously in the "Review of Syncrude Operations" section of this MD&A.

In the first quarter of 2008, capital expenditures totalled $47 million, compared to expenditures of $33 million in the same quarter of 2007. The Syncrude Emissions Reduction ("SER") project accounted for $17 million and $15 million of the capital spent in the first quarters of 2008 and 2007, respectively, with the remaining amounts in each quarter pertaining to the maintenance of Syncrude's existing plant and facilities, all of which are considered sustaining capital. Sustaining capital expenditures on a per barrel basis were approximately $5.25 and $3.50 in each of the first quarters of 2008 and 2007, respectively.

Syncrude is undertaking the SER project to retrofit technology into the operation of Syncrude's original two cokers to significantly reduce total sulphur dioxide and other emissions. While expenditures on the SER project are currently estimated at approximately $772 million ($284 million net to the Trust based on its 36.74 per cent working interest), as previously disclosed, there are indications of upward cost pressure

on the project. Syncrude is currently performing a full review of the project and will provide updates to cost estimates and timing after such review has been completed. The Trust's share of the SER project expenditures incurred to date is approximately $123 million, with the remaining costs expected to be incurred in the next three years to coordinate with equipment turnaround schedules.

Our sustaining capital expenditures, including the SER project, are estimated at approximately $7 per barrel in 2008 and we expect our longer term sustaining capital expenditures to average approximately $5 per barrel. In addition to inflationary cost pressures that will continue to impact our longer-term average sustaining capital expenditures estimates, we expect to incur costs for large environmental and infrastructure projects, which are required to support the on-going operation, but do not add to production volumes. These projects include the relocation of certain mining trains and tailings systems, which are required as mining operations progress across the active leases. Tailings system projects also include initiatives to improve and supplement the effectiveness of systems used to separate water from sand and clay so that the water can be recycled back to the operation and solids can be incorporated into the final reclamation landscapes. These infrastructure projects, including SER, are expected to add about $2 to $5 per barrel annually to sustaining capital expenditures over the next few years. Our per barrel estimates are based on estimated annual Syncrude production, which increases from 108 million barrels in 2008, or 40 million barrels net to the Trust, to 128 million barrels, or 47 million barrels net to the Trust, at design capacity.

Syncrude's next significant growth stage is anticipated to be the Stage 3 debottleneck. We estimate the project will increase Syncrude productive capacity by 30,000 to 50,000 barrels per day. Based on the current business environment, incremental production is expected to be achieved around 2012. Following the Stage 3 debottleneck, the Stage 4 expansion is planned to grow Syncrude capacity by a further 100,000 barrels per day, resulting in total productive capacity of approximately 500,000 barrels per day post-2016. Spending on each of these respective projects is expected to commence several years prior to the incremental production coming on-stream. Based on independent reserves and resources estimates as of December 31, 2007, future expansion plans are currently being re-evaluated to increase production beyond 500,000 barrels per day in order to maintain an appropriate resource life. The Stage 3 debottleneck and subsequent expansion plans are being developed and are therefore not approved by Canadian Oil Sands or the other Syncrude owners. No cost estimates have been provided for these projects as they are still in the early planning stages.

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

The Trust's Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had a market capitalization of approximately $20 billion with 479 million Units outstanding and a closing price of $41.50 per Unit on March 31, 2008.

Canadian Oil Sands Trust - Trading Activity	First Quarter 2008	March 2008	February 2008	January 2008
Unit price				
High	$ 45.48	$ 45.48	$ 43.20	$ 39.92
Low	$ 31.65	$ 37.50	$ 36.00	$ 31.65
Close	$ 41.50	$ 41.50	$ 41.70	$ 38.00
Volume of Trust units traded (millions)	97.6	35.1	30.1	32.4
Weighted average Trust units outstanding (millions)	479.4	479.4	479.4	479.4

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As of April 28, 2008 there have been no significant changes to the Trust's contractual obligations and commitments in 2008 from our 2007 year-end disclosure, other than the repayment of approximately $150 million in maturing notes payable on April 9, 2008.

FINANCIAL RISK MANAGEMENT

The Trust did not have any financial derivatives outstanding at March 31, 2008.

Crude Oil Price Risk

As Canadian Oil Sands did not have any crude oil price hedges during the first quarter of 2008 and 2007, revenues were not impacted by crude oil hedging gains or losses and the Trust benefited from strong WTI prices. As at March 31, 2008 the Trust remains unhedged on its crude oil price exposure and we do not intend to introduce any crude oil hedge positions. However, the Trust may hedge its crude oil production in the future as part of our growth financing strategies.

Foreign Currency Hedging

As at March 31, 2008, we do not have any foreign currency hedges in place. At the present time, we do not intend to introduce any currency hedge positions. However, the Trust may hedge foreign exchange rates in the future, depending on the business environment and growth opportunities.

Interest Rate Risk

Canadian Oil Sands' net income and cash from operating activities are impacted by interest rate changes based on the amount of floating rate debt outstanding. At March 31, 2008 we did not have any debt outstanding which bears interest at floating market-based rates.

FOREIGN OWNERSHIP

Based on information from the statutory declarations by Unitholders, we estimate that, as of February 12, 2008, approximately 32 per cent of our Unitholders are non-Canadian residents with the remaining 68 per cent being Canadian residents. Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-Canadian residents.

The Trust regularly monitors its foreign ownership levels through declarations from Unitholders, and the next declarations will be requested as of May 16, 2008. The Trust posts its foreign ownership levels and describes its steps for managing these levels on its web site (www.cos-trust.com under "investor information", "frequently asked questions"). These steps are also described in the Trust's Annual Information Form dated March 15, 2008.

CROWN ROYALTY CHANGES

In 2007 the Alberta government announced new Crown royalty terms, effective January 1, 2009. For oil sands projects, the new terms are based on a sliding scale royalty rate ranging from one to nine per cent pre-payout and 25 to 40 per cent post-payout that responds to Canadian dollar equivalent WTI ("C$-WTI") price levels. The pre-payout rate is proposed to start at one per cent of revenue and increase for every dollar oil is priced above $55 C$-WTI per barrel, to a maximum of nine per cent of revenue at $120 C$-WTI per barrel or higher. The net royalty applied post-payout will start at 25 per cent of net revenue and rises for every dollar of C$-WTI increase above $55 C$-WTI per barrel up to a maximum of 40 per cent of net revenue at $120 C$-WTI per barrel or higher.

The Syncrude Joint Venture owners have a Crown Agreement with the Alberta government that codifies the current royalty terms of 25 per cent of net SCO revenues to December 31, 2015. The Agreement also provides Syncrude with the option to convert to a bitumen-based royalty, consistent with the rest of the industry, prior to 2010. Canadian Oil Sands, as one of the Syncrude owners, is currently in discussions with the Alberta government regarding both the conversion to a bitumen-based royalty and an equitable solution to offset Syncrude's transition to the higher generic royalty rate prior to 2016. Canadian Oil Sands is of the view that any transition to the new generic royalty terms must recognize our legal rights to the embedded value in Syncrude's contract with the government.

SUSTAINABLE DEVELOPMENT

Greenhouse Gas Emissions Reduction Requirements

On March 31, 2008 Syncrude submitted its compliance report on greenhouse gas ("GHG") emissions to the Alberta government. The report is subject to the review of the director of Alberta Environment. The submission of the compliance report meets the regulatory deadline specified by the Alberta government as part of its Bill 3 legislation introduced in 2007 to reduce GHG emission intensity. Bill 3 states that facilities emitting more than 100,000 tonnes of GHGs a year ("Large Emitters") must reduce their emissions intensity (emissions per unit of production) by 12 per cent over the average emissions intensity levels of 2003, 2004 and 2005. If they are unable to do so, these facilities will be required to pay $15 per tonne for every tonne above the 12 per cent target, beginning July 1, 2007.

In the last six months of 2007, Syncrude was accruing approximately $0.19 per barrel for compliance with Bill 3, which is reflected in the Trust's operating costs. Syncrude is continuing to accrue a similar amount for 2008. The cost estimate remains preliminary pending Syncrude's actual carbon dioxide (CO_2) emission intensity level and clarification from the Alberta government regarding details of the Bill 3 implementation. No cost estimates are available yet for future years.

On March 10, 2008 Canada's federal government provided further detail on its regulatory framework to reduce GHG and air pollutant emissions originally announced on April 26, 2007. The draft regulations are currently expected to be finalized in 2009 and take effect on January 1, 2010. The draft regulations for oil sands projects require existing projects to reduce emissions by 18 per cent in 2010 from the 2006 level and two per cent thereafter. New oil sands facilities coming onstream over the period 2004 to 2011 also will be required to meet clean fuel standards and will be encouraged to implement mechanisms to capture CO_2 emissions. The capture and storage of CO_2 emissions will be a requirement for all oil sands projects coming onstream post 2012. The draft regulations are expected to impact both current Syncrude operations and its future expansion projects. However, as no specifics have yet been provided regarding the draft federal regulations, Canadian Oil Sands is unable to provide information on the potential impact.

Syncrude continues to explore and implement measures to reduce energy intensity in its operations, which reduces both CO_2 emissions and operating costs. Syncrude also is exploring the viability of developing a large scale CO_2, transportation and storage network through participation in the integrated CO_2 Network (ICON).

Reclamation

In March 2008, the Alberta government certified a parcel of reclaimed land north of Fort McMurray. The 104 hectares, known as Gateway Hill, was submitted by Syncrude to the Alberta government in 2003 for certification. Alberta's *Environmental Protection and Enhancement Act* requires operators to conserve and reclaim specified land and obtain a reclamation certificate. These certificates are issued to operators when their site has been successfully reclaimed.

Syncrude is the first in the oil sands industry to receive certification for land that has been reclaimed. Syncrude has reclaimed more than 4,500 hectares, representing the largest share in the oil sands industry.

Syncrude's reclamation efforts also include tailings systems management. Tailings systems are designed to separate water from sand and clay to enable incorporation of solids into reclamation landscapes and recycling of water back into the operations. Syncrude and most other oil sands producers use a method called consolidated tails ("CT") technology; however, additional tails management technologies may be required in order to meet the approved closure and reclamation plan. Syncrude is exploring methods to improve and supplement the effectiveness of its tailings systems.

2008 OUTLOOK

On March 17, 2008 Canadian Oil Sands reduced its estimate for 2008 annual Syncrude production to 108 million barrels with a range of 105 to 112 million barrels (net to the Trust, equivalent to 40 million barrels with a range of 39 to 41 million barrels). The guidance provided on January 30, 2008 estimated annual Syncrude production to total 115 million barrels with a range of 110 to 120 million barrels.

The production estimate for 2008 was reduced mainly to reflect the weather related outage and lower than anticipated volumes following the outage during the first quarter of 2008. The production estimate incorporates Syncrude's extensive 2008 maintenance program, an allowance for unplanned outages, and recognition that Syncrude is still working to establish reliable Stage 3 design rates. Syncrude is conducting a 45 day turnaround of Coker 8-1 during the second quarter of 2008 and plans to perform a turnaround of Coker 8-2 in the third quarter, as well as associated maintenance work on other units. The production range reflects our current best estimate of the upside and downside in volumes Syncrude could experience, depending on operational reliability, for the remainder of 2008.

We anticipate that Syncrude may purchase additional bitumen during the remainder of 2008 in order to increase its flexibility in SCO production.

We expect the Trust's revenues in 2008 to total approximately $3.9 billion, based on an average WTI price of US$100 per barrel, an average foreign exchange rate of $1.00 US/Cdn, and an average SCO discount to Canadian dollar WTI of $1.00 per barrel.

We are estimating operating costs of $32.08 per barrel, which include $8.24 per barrel for purchased energy based on an average AECO natural gas price of $8.50 per gigajoule for 2008. We have increased our estimate of operating costs by $5.25 per barrel from our guidance issued on January 30, 2008 as a result of: first quarter 2008 financial results, increased costs in the mining operations, increased maintenance costs, increased energy costs and the impact of reduced production volumes on the calculation of per Unit costs.

We anticipate Crown royalty expense to total $575 million, or $14.50 per barrel, in 2008.

We anticipate our cash from operating activities to total approximately $1.9 billion, or $4.01 per Unit. We are estimating our share of Syncrude's capital expenditures to total $265 million with approximately 81 per cent of the 2008 capital expenditures directed to maintenance of operations and the remaining 19 per cent to the SER project.

Distributions paid in 2008 are expected to be 100 per cent taxable as other income. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2009.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' Outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation and pipeline access for synthetic crude oil in the North American markets could impact the differential for SCO relative to crude benchmarks; however, these factors are difficult to predict.

2008 Outlook Sensitivity Analysis

Variable [1]	Annual [2] Sensitivity	Cash from Operating Activities Increase $ millions	$/Trust Unit
Syncrude operating costs decrease	C$1.00/bbl	30	0.06
Syncrude operating costs decrease	C$50 million	14	0.03
WTI crude oil price increase	US$1.00/bbl	26	0.05
Syncrude production increase	2 million bbls	49	0.10
Canadian dollar weakening	US$0.01/C$	26	0.05
AECO natural gas price decrease	C$0.50/GJ	15	0.03

[1] An opposite change in each of these variables will result in the opposite cash from operating activities impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact.

Form 52-109F2 – Certification of Interim Filings

I, Ryan M. Kubik, Chief Financial Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings;

4. The Trust's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Trust, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Trust's GAAP; and

5. I have caused the Trust to disclose in the interim MD&A any change in the Trust's internal control over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

Date: April 28, 2008

Signed "Ryan M. Kubik"
Ryan M. Kubik
Chief Financial Officer

Form 52-109F2 – Certification of Interim Filings

I, Marcel R. Coutu, President and Chief Executive Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings;

4. The Trust's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Trust, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Trust's GAAP; and

5. I have caused the Trust to disclose in the interim MD&A any change in the Trust's internal control over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

Date: April 28, 2008

Signed "Marcel R. Coutu"
Marcel R. Coutu
President and Chief Executive Officer

END